Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

WESTAR ENERGY, INC.,

GREAT PLAINS ENERGY INCORPORATED

and

MERGER SUB, as defined herein

Dated as of May 29, 2016

i

ii

Exhibits

Exhibit A – Definitions
Exhibit B – Commitments to be Included in KCC Application

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 29, 2016, is by and among Westar Energy, Inc., a Kansas corporation (the “Company”), Great Plains Energy Incorporated, a Missouri corporation (the “Parent”) and, from and after its accession to this Agreement in accordance with Section 1.01(b), the Kansas corporation to be formed as a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time (as defined below), Merger Sub will merge with and into the Company, with the Company surviving such merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, for the Company to enter into this Agreement and to consummate the transactions contemplated hereby, (b) adopted and approved this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, and (c) resolved to recommend that the Company’s shareholders adopt this Agreement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, for Parent to enter into this Agreement and to consummate the transactions contemplated hereby, and (b) adopted and approved this Agreement and approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its shareholder, and declared it advisable, for Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, (b) adopted and approved this Agreement and approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, and (c) resolved to recommend that Parent, in its capacity as Merger Sub’s sole shareholder, adopt this Agreement;

WHEREAS, Parent has adopted this Agreement and approved the transactions contemplated hereby, by written consent in its capacity as the sole shareholder of Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 Formation of Merger Sub; Accession.

(a) Reasonably promptly after the date hereof, and in any event within ten (10) Business Days after the date hereof, Parent shall form Merger Sub. Parent shall own one hundred percent (100%) of the outstanding equity interests of Merger Sub.

(b) Promptly after forming Merger Sub, and in any event within ten (10) Business Days thereafter, (i) Parent shall take such actions as are reasonably necessary to cause the board of directors of Merger Sub to unanimously approve this Agreement, declare it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby and recommend that Parent, in its capacity as the sole shareholder of Merger Sub, adopt this Agreement, (ii) Parent, as the sole shareholder of Merger Sub, shall adopt this Agreement and (iii) Parent shall cause Merger Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Merger Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary, (i) the obligations of Merger Sub to perform its covenants hereunder shall commence only at the time of its formation and (ii) each representation and warranty with respect to Merger Sub shall not be deemed made until such entity’s execution of a signature page to this Agreement and any references to the date of this Agreement with respect thereto shall refer to the date of Merger Sub’s execution of a signature page to this Agreement.

SECTION 1.02 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company in accordance with Section 17-6701 of the Kansas General Corporation Code (the “KGCC”) and this Agreement (the “Merger”), and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

SECTION 1.03 The Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall deliver to the Secretary of State of the State of Kansas articles of merger with respect to the Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the KGCC (the “Articles of Merger”). The Merger shall become effective at the time the Articles of Merger are duly filed with the Secretary of State of the State of Kansas in accordance with the KGCC or at such later time as is permissible in accordance with the KGCC and, as the Parties may mutually agree, as specified in the Articles of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.04 The Closing. Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the “Closing”) shall take place at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York 10112 at 10:00 a.m. New York City time on a date to be mutually agreed to by the Parties, which date shall be no later than the third Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), unless another time, date or place is mutually agreed to in writing by the Parties. The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.05 Effects of the Merger. The Merger shall have the effects specified herein and in the applicable provisions of the KGCC, including Article 67 thereof. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

SECTION 1.06 Organizational Documents. As of the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “Westar Energy, Inc.”. As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “Westar Energy, Inc.”.

SECTION 1.07 Surviving Corporation Directors and Officers. As of the Effective Time, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

SECTION 1.08 Plan of Merger. This Article I and Article II and, solely to the extent necessary under the KGCC, the other provisions of this Agreement shall constitute a “plan of merger” for purposes of the KGCC.

ARTICLE II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

SECTION 2.01 Effect of Merger on Capital Stock.

(a) Cancellation of Treasury Stock and Parent-Owned Stock; Conversion of Company Common Stock; Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of shares of Company Common Stock:

(i) each share of common stock, $5.00 par value, of the Company (“Company Common Stock”) that is owned by the Company as treasury stock, if any, each share of Company Common Stock that is owned by a wholly owned Subsidiary of the Company, if any, and each share of Company Common Stock that is owned directly or indirectly by Parent or Merger Sub, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) subject to Section 2.01(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares to be canceled and retired or converted in accordance with Section 2.01(a)(i) and the Dissenting Shares) shall be converted automatically into the right to receive (A) an amount in cash (without interest) equal to $51.00 (the “Cash Consideration”) and (B) that number (rounded to the nearest 1/10,000 of a share) of validly issued, fully paid and nonassessable shares of common stock, no par value, of Parent (“Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), in each case, payable as provided in Section 2.02, and, when so converted, shall automatically be canceled and retired and shall cease to exist. For purposes of this Agreement, “Exchange Ratio” shall mean the following:

(1) If the Average Parent Stock Price is an amount greater than $33.2283, then the Exchange Ratio shall be 0.2709;

(2) If the Average Parent Stock Price is an amount greater than or equal to $28.5918 but less than or equal to $33.2283, then the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (x) $9.00 by (y) the Average Parent Stock Price; or

(3) If the Average Parent Stock Price is an amount less than $28.5918, then the Exchange Ratio shall be 0.3148; and

(iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, in each case, other than pursuant to the transactions contemplated by this Agreement, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

SECTION 2.02 Payment for Shares.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company to act as paying and exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with Section 2.01(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock contemplated by Section 2.01(a)(ii), (i) an aggregate amount of cash and an aggregate amount of Parent Common Stock sufficient to deliver the aggregate amount of Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.02(i)) and (ii) the aggregate amount of Stock Consideration pursuant to Section 2.01(a)(ii). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, (i) any dividends or other distributions payable pursuant to Section 2.02(j) and (ii) cash in lieu of any fractional shares payable pursuant to Section 2.02(i). All shares of Parent Common Stock and cash, together with the amount of any such cash dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.02(a), shall hereinafter be referred to as the “Exchange Fund.”

(b) Payment Procedures.

(i) Promptly after the Effective Time (but no later than two (2) Business Days after the Effective Time), the Exchange Agent will mail to each holder of record of a certificate representing outstanding shares of Company Common Stock immediately prior to the Effective Time (a “Certificate”) and to each holder of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii):

(1) a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates or Book-Entry Shares held by such holder will pass, only upon delivery of such Certificates or Book-Entry Shares to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company, and

(2) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares.

(ii) Upon surrender to, and acceptance in accordance with Section 2.02(b)(iii) by, the Exchange Agent of a Certificate or Book-Entry Share, the holder thereof will be entitled to the Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share surrendered under this Agreement. Until such time as the Merger Consideration is issued to or at the direction of the holder of a surrendered Certificate or Book-Entry Shares, the Parent Common Stock that constitutes a portion thereof shall not be voted on any matter.

(iii) The Exchange Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv) From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares, and if any Certificate or Book-Entry Share is presented to the Company for transfer, such Certificate of Book-Entry Share shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share.

(v) If any Merger Consideration is to be remitted to a name other than that in which a Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(1) either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer or (B) the Book-Entry Share is properly transferred; and

(2) the Person requesting such payment shall (A) pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (B) establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(vi) At any time after the Effective Time until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a)(ii). No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c) No Further Ownership Rights in Company Common Stock.

(i) At the Effective Time, each holder of a Certificate, and each holder of Book-Entry Shares, will cease to have any rights with respect to such shares of Company Common Stock, except, to the extent provided by Section 2.01, for the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b);

(ii) The Merger Consideration paid upon the surrender or exchange of Certificates or Book-Entry Shares in accordance with this Section 2.02 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(j)).

(d) Termination of Exchange Fund. The Exchange Agent will deliver to the Surviving Corporation, upon the Surviving Corporation’s demand, any portion of the Exchange Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending one (1) year after the Effective Time. Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.02 prior to such time, may look only to the Surviving Corporation for payment of his, her or its claim for Merger Consideration to which such holder may be entitled.

(e) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund if and as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the cash component of the Exchange Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the cash component of the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the cash component of the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(f) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates, Book-Entry Shares, Company Restricted Share Units, Company Performance Units or Other Equity-Based Rights such amounts for Taxes as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so deducted and withheld shall be promptly paid over to the appropriate taxing authority, and shall be treated for all purposes under this Agreement as having been paid to the holder of Certificates, Book-Entry Shares, Company Restricted Share Units, Company Performance Units or Other Equity-Based Rights, as applicable, in respect of which such deduction or withholding was made. Parent, the Surviving Corporation or the Exchange Agent, as relevant, shall provide advance notice of any requirement to withhold and deduct Taxes, and shall obtain from holders of Certificates, Book-Entry Shares, Company Restricted Share Units, Company Performance Units or Other Equity-Based Rights such certificates or other documents required to avoid or reduce any such Taxes.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

(i) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.02(i), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.01(a)(ii) (or would be entitled but for this Section 2.02(i)) and (B) an amount equal to the Average Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash.

(j) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares there shall be paid to the holder thereof, without interest and subject to any required Tax withholding, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

SECTION 2.03 Equity Awards. At or prior to the Effective Time, the Company shall take such actions as are necessary (including obtaining any resolutions of the Company Board or, if appropriate, any committee thereof administering the Company Stock Plan) to effect the following:

(a) Company Restricted Share Units. Immediately prior to the Effective Time, each Company Restricted Share Unit that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to (i) the Cash Consideration, plus (ii) the amount in cash, without interest, rounded to the nearest cent, equal to the (A) the Average Parent Stock Price multiplied by (B) the Exchange Ratio, plus (iii) the amount of any dividend equivalents associated with such Company Restricted Share Unit as of the Effective Time, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.02(g). In each case, payment with respect to any Company Restricted Share Units shall be made within five (5) Business Days after the Closing Date.

(b) Company Performance Units. Immediately prior to the Effective Time, each Company Performance Unit that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to (i) the Cash Consideration, plus (ii) the amount in cash, without interest, rounded to the nearest cent, equal to the (A) the Average Parent Stock Price multiplied by (B) the Exchange Ratio, plus (iii) the amount of any dividend equivalents associated with such Company Performance Unit as of the Effective Time, with the number of vested Company Performance Units to be the greater of the target award or the number determined in accordance with the performance criteria provided in the applicable award agreement, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.02(g). In each case, payment with respect to any Company Performance Units shall be made within five (5) Business Days after the Closing Date.

(c) Other Equity-Based Rights. Immediately prior to the Effective Time, each contractual right to receive a share of Company Common Stock or the value of such a share other than Company Restricted Share Units and Company Performance Units (each, an “Other Equity-Based Right”) granted pursuant to any Company Benefit Plan that is outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Other Equity-Based Right shall lapse, and each Other Equity-Based Right shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to (i) the Cash Consideration, plus (ii) the amount in cash, without interest, rounded to the nearest cent, equal to the (A) the Average Parent Stock Price multiplied by (B) the Exchange Ratio, plus (iii) the amount of any dividend equivalents associated with such Other Equity-Based Right as of the Effective Time, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.02(g). In each case, payment with respect to any Other Equity-Based Rights shall be made within five (5) Business Days after the Closing Date; provided, however, that in the case of any Other Equity-Based Rights that constitute deferred compensation within the meaning of Section 409A of the Code, payment shall occur on the date that it would otherwise occur under the applicable Company Benefit Plan or election form absent the application of this Section 2.03(c) to the extent necessary to avoid the imposition of any penalty or other taxes under Section 409A of the Code.

(d) Termination of Company Stock Plan. After the Effective Time, the Company Stock Plan shall be terminated and no further Company Restricted Share Units or Company Performance Units shall be granted thereunder.

SECTION 2.04 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any share of Company Common Stock that, as of the Effective Time, is held by a holder who is entitled to, and who has properly preserved, appraisal rights under Section 17-6712 of the KGCC with respect to such share (a “Dissenting Share”) will not be converted into or represent the right to receive the applicable Merger Consideration in accordance with Section 2.01 and Section 2.02, and the holder of such share will be entitled only to such rights as may be granted to such holder pursuant to Section 17-6712 of the KGCC with respect to such share; provided, however, that if such appraisal rights have not been perfected or the holder of such share has otherwise lost such holder’s appraisal rights with respect to such share, then, as of the later of the Effective Time or the time of the failure to perfect such rights or the loss of such rights, such share will automatically be converted into and will represent only the right to receive (upon the surrender of the Certificate representing such share or Book-Entry Share) the applicable Merger Consideration in accordance with Section 2.01 and Section 2.02.

(b) The Company will give Parent (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to Section 17-6712 of the KGCC and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other statements that are predictive, cautionary or forward-looking in nature) or (b) subject to Section 9.04(k), as set forth in the corresponding section of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Organization, Standing and Power. Each of the Company and the Subsidiaries of the Company (the “Company Subsidiaries”) is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in active status or good standing, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

SECTION 3.02 Company Subsidiaries. All the outstanding shares of capital stock, voting securities of, and other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of (a) all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement, the Organizational Documents of the Company Subsidiaries or applicable securities Laws. Section 3.02 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries. The Company has made available to Parent true and complete copies of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each Company Subsidiary in effect as of the date of this Agreement. Neither the Company nor any Company Subsidiary owns any shares of capital stock or voting securities of, or other equity interests in, any Person other than the Company Subsidiaries.

SECTION 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 285,600,000 shares of which 275,000,000 shares is Company Common Stock of the par value of $5.00 each, 4,000,000 shares is preference stock without par value, 600,000 shares is preferred stock of the par value of $100 each and 6,000,000 shares is preferred stock without par value (collectively, the preference and preferred stock are the “Preferred Stock”). At the close of business on May 27, 2016, (i) 141,686,679 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, (iv) Company Restricted Share Units with respect to an aggregate of 311,431 shares of Company Common Stock were issued and outstanding, (v) Company Performance Units with respect to an aggregate of 299,938 shares of Company Common Stock based on achievement of applicable performance criteria at target level were issued and outstanding and (vi) Other Equity-Based Rights with respect to an aggregate 348,926 shares of Company Common Stock were issued and outstanding. At the close of business on May 27, 2016, an aggregate of 4,996,046 shares of Company Common Stock were available for issuance pursuant to the Company Benefit Plans.

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company Restricted Share Units, Company Performance Units and Other Equity-Based Rights will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or similar right. Except as set forth in this Section 3.03 or as set forth in Section 3.03 or Section 5.01(a)(v) of the Company Disclosure Letter, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (the foregoing clauses (i) and (ii), collectively, “Equity Securities”). Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”). No Company Subsidiary owns any shares of Company Common Stock. Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company.

SECTION 3.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the transactions contemplated hereby, including the Merger, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval. The Company Board has adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its shareholders, and declaring it advisable, for the Company to enter into this Agreement, (b) adopting this Agreement and approving the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby and (c) resolving to recommend that the Company’s shareholders approve this Agreement (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the approval of this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) and (ii) the filing of the Articles of Merger as required by the KGCC, no other vote or corporate proceedings on the part of the Company or its shareholders are necessary to authorize, adopt or approve this Agreement or to consummate the transactions contemplated hereby, including the Merger. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

SECTION 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the transactions contemplated hereby, including the Merger, will not, (i) subject to obtaining the Company Shareholder Approval, conflict with, or result in any violation of any provision of, the Company Articles, the Company Bylaws or the Organizational Documents of any Company Subsidiary, (ii) subject to obtaining the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Letter (the “Company Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound or any Permit applicable to the business of the Company and the Company Subsidiaries or (iii) subject to obtaining the Company Shareholder

Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the transactions contemplated hereby, including the Merger.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice, submission or filing (“Filing”) made to or with, any Governmental Entity is required to be obtained or made by the Company, any Company Subsidiary or any other Affiliate of the Company in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the transactions contemplated hereby, including the Merger, except for the following:

(i) (1) the filing with the Securities and Exchange Commission (the “SEC”), in preliminary and definitive form, of the Proxy Statement/Prospectus and (2) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii) compliance with, Filings under and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Consents or Filings as are required to be obtained or made under any other Antitrust Law;

(iii) the filing of the Articles of Merger with the Secretary of State of the State of Kansas and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iv) (1) Filing with, and the Consent of, the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act (the “FPA”), (2) Filings with, and the Consent of, the U.S. Nuclear Regulatory Commission (the “NRC”), (3) Filings with, and the Consent of, the Kansas Corporation Commission (the “KCC”) and (4) Filings and Consents set forth in Section 3.05(b)(iv) of the Company Disclosure Letter (the Consents and Filings set forth in Section 3.05(b)(ii) and this Section 3.05(b)(iv), collectively, the “Company Required Statutory Approvals”);

(v) the Company Required Consents;

(vi) Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws; and

(vii) such other Filings or Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

SECTION 3.06 Company Reports; Financial Statements.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together will all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement/Prospectus, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

(b) Neither the Company nor any Company Subsidiary has any liability of any nature that is required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after March 31, 2016, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective in all material respects to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.07 Absence of Certain Changes or Events.

(a) From December 31, 2015 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course of business in all material respects.

(b) From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.08 Taxes.

(a) (1) Each of the Company and Company Subsidiaries has timely filed, taking into account all valid extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (2) all material Taxes have been timely paid in full (whether or not shown or required to be shown as due on any Tax Return);

(b) each of the Company and Company Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from amounts owing to any employee, creditor or third party;

(c) (1) no audit, examination, investigation or other proceeding is pending with any Governmental Entity with respect to any material amount of unpaid Taxes asserted against the Company or any Company Subsidiary; and neither the Company nor any Company Subsidiary has received written notice of any threatened audit, examination, investigation or other proceeding from any Governmental Entity for any material amount of unpaid Taxes asserted against the Company or any Company Subsidiary, which have not been fully paid or settled, and (2) neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course);

(d) (1) neither the Company nor any Company Subsidiary had any liabilities for material unpaid Taxes as of the date of the latest balance sheet included in the Company Financial Statements that had not been accrued or reserved on such balance sheet in accordance with GAAP and (2) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes since the date of the latest balance sheet included in the Company Financial Statements except in the ordinary course of business;

(e) neither the Company nor any Company Subsidiary has any liability for material Taxes of any Person (except for the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor or by contract;

(f) neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (1) exclusively between or among the Company and Company Subsidiaries, (2) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes or (3) that as of the Closing Date will be terminated without any further payments being required to be made;

(g) within the past three (3) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(h) neither the Company nor any Company Subsidiary has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any Tax year for which the statute of limitations has not expired;

(i) there are no Liens on any of the assets of the Company or any or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any material Tax (excluding Taxes that are being contested in good faith for which adequate reserves have been provided in accordance with GAAP); and

(j) neither the Company nor any Company Subsidiary has any Tax rulings, requests for rulings, closing agreements or other similar agreements in effect or filed with any Governmental Entity.

(k) Except to the extent Section 3.09 relates to Taxes, the representations and warranties contained in this Section 3.08 are the sole and exclusive representations and warranties of the Company relating to Taxes, and no other representation or warranty of the Company contained herein shall be construed to relate to Taxes.

SECTION 3.09 Employee Benefits.

(a) Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and each material Company Benefit Agreement.

(b) With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the plan document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto and any summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the two (2) most recent audited financial statement and actuarial or other valuation report prepared with respect thereto, (iv) the two (2) most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (v) the most recently received IRS determination letter or, if applicable, current IRS opinion or advisory letter (as to qualified plan status). No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States, or covers any Company Personnel residing or working outside of the United States.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings or claims against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement and (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan have been made on or before their applicable due dates. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company or a Company Commonly Controlled Entity. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other administrative proceeding, to the Knowledge of the Company, threatened.

(d) Section 3.09(d) of the Company Disclosure Letter sets forth each Company Benefit Plan and Company Benefit Agreement that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. No Company Benefit Plan or Company Benefit Agreement is a multiemployer plan, as defined in Section 3(37) of ERISA, and neither the Company nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six years preceding this Agreement. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (except for the payment of premiums to the Pension Benefit Guaranty Corporation). For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code or (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a currently effective favorable determination letter or, if applicable, current opinion or advisory letter to that effect from the IRS and, to the Knowledge of the Company, there is no reason why any such determination letter should be revoked.

(f) Except for any liabilities of the Company that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or applicable Law.

(g) Except as expressly provided in Sections 2.03(a), 2.03(b) and 2.03(c) of this Agreement, none of the execution and delivery of this Agreement, the performance by either party of its covenants and agreements hereunder or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment before, on or following the Effective Time) will (i) entitle any Company Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement or (iii) will result in any payment that could, individually or in combination with any other such payment, not be deductible under Section 280G of the Code.

(h) The representations and warranties contained in this Section 3.09 are the sole and exclusive representations and warranties of the Company relating to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of the Company contained herein shall be construed to relate to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA.

SECTION 3.10 Labor and Employment Matters. Except for the Company Union Contracts, neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor union Contract with respect to any of their respective employees. Except for employees covered by a Company Union Contract, no employees of the Company or any Company Subsidiary are represented by any other labor union with respect to their employment for the Company or any Company Subsidiary. To the Knowledge of the Company, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no labor union representation or certification proceedings with respect to employees of the Company or any Company Subsidiary pending or threatened in writing to be brought or filed with the National Labor Relations Board, and (b) there are no labor union organizing activities, with respect to employees of the Company or any Company Subsidiary. From January 1, 2015 until the date of this Agreement, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting the Company or any Company Subsidiary. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, the Company and each Company Subsidiary has complied and is in compliance with all applicable Laws pertaining to employment or labor matters and has not engaged in any action that will require any notifications under the Workers Adjustment and Retraining Notification Act and comparable local, state, and federal Laws (“WARN”). Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Claims or investigations pending or, to the Knowledge of the Company, threatened by or on behalf of any employee of the Company or any Company Subsidiary alleging violations of Laws pertaining to employment or labor matters.

SECTION 3.11 Litigation. There is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company or any Company Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.11 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.12 Compliance with Applicable Laws; Permits. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are in compliance with all applicable Laws (including Anti-Corruption Laws) and all material Permits applicable to the business and operations of the Company and the Company Subsidiaries, and (b) the Company and each Company Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted. None of the Company, the Company Subsidiaries or, to the Knowledge of the Company, their respective directors, officers, employees, agents or representatives: (i) is a Designated Person, (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a Sanctioned Country; or (iv) has or is now, in connection with the business of the Company or the Company Subsidiaries, engaged in, any dealings or transactions (A) with any Designated Person, (B) in any Sanctioned Country, or (C) otherwise in material violation of Sanctions. This Section 3.12 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.13 Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.13 are true and correct, the Company has taken all necessary actions, if any, so that the transactions contemplated hereby, including the Merger, are not subject to any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “affiliated transaction,” “business combination” or any other antitakeover Law (each, a “Takeover Statute”) or any similar antitakeover provision in the Company Articles or Company Bylaws.

SECTION 3.14 Environmental Matters.

(a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries are in compliance with all Environmental Laws, and, except for matters that have been fully resolved, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation of any Environmental Law or any Permit issued pursuant to Environmental Law (an “Environmental Permit”);

(ii) with respect to all Environmental Permits necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted, (1) the Company and each of the Company Subsidiaries have obtained and are in compliance with, or have filed timely applications for, all such

Environmental Permits, (2) all such Environmental Permits are valid and in good standing, (3) neither the Company nor any Company Subsidiary has received notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits and (4) no such Environmental Permits will be subject to modification, termination or revocation as a result of the transactions contemplated by this Agreement;

(iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary that have not been fully and finally resolved;

(iv) there are and have been no Releases of, or exposure to, any Hazardous Materials on, at, under or from any property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, and there are no other facts, circumstances or conditions, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary; and

(v) the Company and the Company Subsidiaries have not transported or arranged for the transportation of any Hazardous Materials generated by the Company or any Company Subsidiary to any location which is listed on the National Priorities List under CERCLA, or on any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary.

(b) The representations and warranties contained in this Section 3.14 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters.

SECTION 3.15 Contracts.

(a) Except for this Agreement, Company Benefit Plans and Company Benefit Agreements, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Filed Company Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and

Equity Exceptions, (ii) each such Filed Company Contract is in full force and effect and (iii) none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Filed Company Contract and, to the Knowledge of the Company, no other party to any such Filed Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.16 Real Property. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good fee title or valid leasehold, easement or other real property rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exceptions, (a) all leases, easements or other agreements under which the Company or any Company Subsidiary lease, access, use or occupy real property necessary to permit it to conduct its business as currently conducted are valid, binding and in full force and effect against the Company or the Company Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (b) none of the Company, the Company Subsidiaries or, to the Knowledge of the Company, the counterparties thereto are in default under any of such leases, easements or other agreements described in the foregoing clause (a). This Section 3.16 does not relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Section 3.14 and Section 3.17, respectively.

SECTION 3.17 Intellectual Property.

(a) Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company and the Company Subsidiaries have the right to use all material Intellectual Property used in their business as presently conducted and such conduct does not infringe or otherwise violate any Person’s Intellectual Property, (ii) there is no Claim of such infringement or other violation pending or, to the Knowledge of the Company, threatened in writing against the Company, (iii) no Person is infringing or otherwise violating any Intellectual Property owned by the Company and the Company Subsidiaries, and (iv) no Claims of such infringement or other violation are pending or, to the Knowledge of the Company, threatened in writing against any Person by the Company.

(b) The representations and warranties contained in this Section 3.17 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property.

SECTION 3.18 Insurance. As of the date hereof, except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any Company Subsidiary (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid.

SECTION 3.19 Regulatory Status.

(a) The Company is a “holding company” under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”). Except for the Utility Subsidiaries, none of the Company or the Company Subsidiaries is regulated as a public utility under the FPA or as a public utility under applicable Law of the State of Kansas or is subject to such regulation by any other state.

(b) All Filings (except for immaterial Filings) required to be made by the Company or any Company Subsidiary since January 1, 2016, with the FERC and the KCC, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such Filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.20 Brokers’ Fees and Expenses. Except for any Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company.

SECTION 3.21 Opinion of Financial Advisor. The Company Board has received an opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than shares owned by the Company as treasury stock, shares that are owned by a wholly owned Subsidiary of the Company, or shares that are owned directly or indirectly by Parent or Merger Sub).

SECTION 3.22 No Additional Representations. Except for the representations and warranties expressly set forth in Article IV (as modified by the Parent Disclosure Letter) and in any certificate delivered by Parent to the Company in accordance with the terms hereof, the Company specifically acknowledges and agrees that neither Parent nor any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, the Company hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information with respect to the projections, budgets or estimates of future revenues, results of operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company or the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company or the Company Subsidiaries, made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or shareholders or any other Person (this clause (ii), collectively, “Company Projections”) and (b) all liability and responsibility for any such other representation or warranty or any such Company Projection.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the Parent Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other statements that are predictive, cautionary or forward-looking in nature) or (b) subject to Section 9.04(k), as set forth in the corresponding section of the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01 Organization, Standing and Power. Each of Parent, Parent’s Subsidiaries (“Parent Subsidiaries”) and Merger Sub is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept), except, in the case of Parent Subsidiaries, where the failure to be so organized, existing or in active status or good standing, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Parent Subsidiaries and Merger Sub has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Parent Subsidiaries and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.02 Parent Subsidiaries. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of (a) all Liens and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement, the Organizational Documents of the Parent Subsidiaries or applicable securities Laws. Section 4.02 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries. Parent has made available to the Company true and complete copies of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each Parent Subsidiary in effect as of the date of this Agreement. Except as set forth in Section 4.02 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary owns any shares of capital stock or voting securities of, or other equity interests in, any Person other than the Parent Subsidiaries.

SECTION 4.03 Capital Structure.

(a) As of the date hereof, the authorized capital stock of Parent consists of (i) 390,000 shares of $100.00 par value cumulative preferred stock (“Parent Preferred Par Value Stock”), (ii) 1,572,000 shares of cumulative preferred stock without par value (“Parent Preferred No Par Stock”), (iii) 11,000,000 shares of preference stock without par value (“Parent Preference Stock”) and (iv) 250,000,000 shares of Parent Common Stock. At the close of business on May 26, 2016, (A) 390,000 shares of Parent Preferred Par Value Stock were issued and outstanding, (B) no shares of Parent Preferred No Par Stock were issued and outstanding, (C) no shares of Parent Preference Stock were issued and outstanding, (D) 154,721,791 shares of Parent Common Stock were issued and outstanding, (E) 130,893 shares of Parent Common Stock were held by Parent in its treasury, and (F) an aggregate of 1,370,304 shares of Parent Common Stock were issuable upon the conversion of Parent Deferred Share Units and the settlement of Parent Performance Share Awards (assuming full satisfaction of the applicable service conditions and maximum attainment of the applicable performance goals). At the close of business on March 31, 2016, an aggregate of 4,554,118 shares of Parent Common Stock were available for issuance pursuant to the Parent Benefit Plans.

(b) All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock that may be issued upon the conversion of Parent Deferred Share Units or the settlement of Parent Performance Share Awards, will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or similar right. Except as set forth in this Section 4.03 or Section 4.03(b) of the Parent Disclosure Letter or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (ii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of

Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary (the foregoing clauses (i) and (ii), collectively, “Parent Equity Securities”). Except pursuant to the Parent Benefit Plans, there are not any outstanding obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Parent Equity Securities. There is no outstanding Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote (“Parent Voting Debt”). No Parent Subsidiary owns any shares of Parent Common Stock. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent.

SECTION 4.04 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the transactions contemplated hereby, including the Merger. The Parent Board has adopted resolutions (a) determining that it is in the best interests of Parent and its shareholders, and declaring it advisable, for Parent to enter into this Agreement, (b) adopting this Agreement and approving Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and (c) resolving to recommend that Parent’s shareholders approve the Parent Articles of Incorporation Amendment and the issuance of shares of Parent Common Stock as part of the Merger Consideration to the extent required pursuant to Section 312.03 of the NYSE Listed Company Manual (the “Parent Board Recommendation”) and directing that the Parent Articles of Incorporation Amendment be submitted to Parent’s shareholders at a duly held meeting of such shareholders for such purpose (the “Parent Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. The board of directors of Merger Sub has adopted resolutions (i) determining that it is in the best interests of Merger Sub and its shareholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (ii) adopting this Agreement and approving Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and (iii) resolving to recommend that Parent, in its capacity as the sole shareholder of Merger Sub, adopt this Agreement. Parent has approved this Agreement by written consent in its capacity as the sole shareholder of Merger Sub. Such resolutions and written consent have not been amended or withdrawn as of the date of this Agreement. Except for (x) the approval of the Parent Articles of Incorporation Amendment by the affirmative vote of the holders of a majority of all of the outstanding shares of Parent Common Stock entitled to vote at the Parent Shareholders Meeting (the “Parent Charter Approval”) and (y) the affirmative vote of the holders of a majority of the shares of Parent Common Stock represented at the Parent Shareholders Meeting and entitled to vote thereon to the extent required pursuant to Section 312.03 of the NYSE Listed Company Manual (the “Parent Shareholder Approval”), no other vote or corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger. Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

SECTION 4.05 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of its covenants and agreements hereunder and the consummation of the transactions contemplated hereby, including the Merger, will not, (i) subject to obtaining the Parent Shareholder Approval, conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) subject to obtaining the Consents set forth in Section 4.05(a)(ii) of the Parent Disclosure Letter (the “Parent Required Consents” and, together with the Company Required Consents, the “Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of a Lien upon any of the respective properties or assets of Parent, any Parent Subsidiary or Merger Sub pursuant to, any Contract to which Parent, any Parent Subsidiary or Merger Sub is a party or by which any of their respective properties or assets is bound or any Permit applicable to the business of Parent, any Parent Subsidiary or Merger Sub or (iii) subject to obtaining the Parent Shareholder Approval and the Consents referred to in Section 4.05(b) and making the Filings referred to in Section 4.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent, any Parent Subsidiary or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent, any Parent Subsidiary or any other Affiliate of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the transactions contemplated hereby, including the Merger, except for the following:

(i) (1) the filings with the SEC, in preliminary and definitive form, of the Proxy Statement/Prospectus and (2) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, or the Securities Act, and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii) compliance with, Filings under and the expiration or termination of any applicable waiting period under the HSR Act, and such other Consents or Filings as are required to be made or obtained under any other Antitrust Law;

(iii) (1) Filing with, and the Consent of, the FERC under Section 203 of the FPA, (2) Filings with, and the Consent of, the NRC, (3) Filings with, and the Consent of, the KCC and (4) the Filings and Consents set forth in Section 4.05(b)(iii) of the Parent Disclosure Letter (the Consents and Filings set forth in Section 4.05(b)(ii) and this Section 4.05(b)(iii), collectively, the “Parent Required Statutory Approvals” and, together with the Company Required Statutory Approvals, the “Required Statutory Approvals”);

(iv) the Parent Required Consents;

(v) the filing of the Articles of Merger with the Secretary of State of the State of Kansas and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(vi) compliance with and filings required under (1) the rules and regulations of the NYSE and (2) applicable state securities, “blue sky” or takeover Laws and applicable foreign securities Laws;

(vii) Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws; and

(viii) such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.06 Parent Reports; Financial Statements.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent or Parent Utility Sub with the SEC since January 1, 2014 (such documents, together with all exhibits, financial statements, including the Parent Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement/Prospectus, being collectively referred to as the “Parent Reports”). Each Parent Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent Reports (the “Parent Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of Parent and Parent’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

(b) Neither Parent nor any Parent Subsidiary has any liability of any nature that is required by GAAP to be set forth on a consolidated balance sheet of Parent and the Parent Subsidiaries, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of Parent and the Parent Subsidiaries included in the Parent Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after March 31, 2016, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Parent maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

SECTION 4.07 Absence of Certain Changes or Events.

(a) From December 31, 2015 to the date of this Agreement, each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course of business in all material respects.

(b) From December 31, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.08 Litigation. Except as set forth in Section 4.08 of the Parent Disclosure Letter, there is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any Parent Subsidiary that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, Merger Sub or any Parent Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.09 Compliance with Applicable Laws. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent, Parent Subsidiaries and Merger Sub are in compliance with all applicable Laws (including Anti-Corruption Laws) and all material Permits applicable to the business and operations of Parent, Merger Sub and Parent Subsidiaries and (b) Parent and each Parent Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted. None of Parent, Merger Sub or Parent Subsidiaries or, to the Knowledge of Parent or Merger Sub, their respective directors, officers, employees, agents or representatives: (i) is a Designated Person, (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a Sanctioned Country; or (iv) has or is now, in connection with the business of Parent, Merger Sub or the Parent Subsidiaries, engaged in, any dealings or transactions (A) with any Designated Person, (B) in any Sanctioned Country, or (C) otherwise in material violation of Sanctions.

SECTION 4.10 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof, among Parent, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (the “Commitment Letter”) and (b) the fee letter, among Parent, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, dated as of the date hereof (as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof, each of the parties thereto (other than Parent) has severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement (other than to add lenders, arrangers, agents, bookrunners, managers and other financing sources), and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the execution and delivery of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and the other parties thereto, subject in each case to the Bankruptcy and Equity Exceptions. There are no conditions precedent or contingencies directly or indirectly related to the funding of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions thereof, the Debt Letters will provide at the Closing Parent and Merger Sub, together with available cash, with sufficient funds to pay all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration and all fees and expenses expected to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Debt Letters or any other party to the Debt Letters that would (a) result in any of the conditions in the Debt Letters not being satisfied or (b) otherwise result in the Financing not being available, other than such default or breach that has been waived by the Lenders or otherwise cured in a timely manner by Parent or Merger Sub to the satisfaction of the Lenders, as the case may be. As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Financing that could affect the conditionality, principal amount or availability of the Financing other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. Assuming the accuracy of the Company’s representations and warranties contained herein, as of the date of this Agreement, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Debt Letters will not be satisfied on a timely basis or that the Financing contemplated by the Debt Letters will not be made available on the Closing Date.

SECTION 4.11 Brokers’ Fees and Expenses. Except for any Person set forth in Section 4.11 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.12 Merger Sub. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent owns all of the outstanding shares of capital stock of Merger Sub. Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement. Merger Sub has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

SECTION 4.13 Ownership of Company Common Stock; Interested Shareholder. Neither Parent, any Parent Subsidiary nor any other Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities. Neither Parent, any Parent Subsidiary nor any of their respective affiliates or associates (as each such term is defined in Section 17-1297 of the KGCC) is, prior to the date hereof, an “interested shareholder” (as such term is defined in Section 17-12-100 of the KGCC) of the Company.

SECTION 4.14 Regulatory Status.

(a) Parent is a public utility holding company under the PUHCA 2005. Merger Sub is not a public utility holding company under PUHCA 2005.

(b) Except as set forth in Section 4.14(b)(i) of the Parent Disclosure Letter, none of the Parent Subsidiaries is regulated as a public utility under the FPA. Except for the Parent Subsidiaries set forth in Section 4.14(b)(ii) of the Parent Disclosure Letter (the “Parent Utilities”), none of the Parent Subsidiaries are regulated as a public utility, electric utility or gas utility, or similar utility designation, under the applicable Law of any state.

(c) All Filings (except for immaterial Filings) required to be made by Parent or any Parent Subsidiary since January 1, 2014, with the FERC, the North American Electric Reliability Corporation, the FCC and the State Commissions, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such Filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.15 Taxes.

(a) (1) Each of the Parent and each Parent Subsidiary has timely filed, taking into account all valid extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects and (2) all material Taxes have been timely paid in full (whether or not shown or required to be shown as due on any Tax Return);

(b) each of the Parent and Parent Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from amounts owing to any employee, creditor or third party;

(c) (1) no audit, examination, investigation or other proceeding is pending with any Governmental Entity with respect to any material amount of unpaid Taxes asserted against the Parent or any Parent Subsidiary; and neither the Parent nor any Parent Subsidiary has received written notice of any threatened audit, examination, investigation or other proceeding from any Governmental Entity for any material amount of unpaid Taxes asserted against the Parent or any Parent Subsidiary, which have not been fully paid or settled, and (2) neither the Parent nor any Parent Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course); and

(d) (1) neither the Parent nor any Parent Subsidiary had any liabilities for material unpaid Taxes as of the date of the latest balance sheet included in the Parent Financial Statements that had not been accrued or reserved on such balance sheet in accordance with GAAP and (2) neither the Parent nor any Parent Subsidiary has incurred any material liability for Taxes since the date of the latest balance sheet included in the Parent Financial Statements except in the ordinary course of business.

SECTION 4.16 Opinion of Financial Advisor. The Parent Board has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement was fair, from a financial point of view, to Parent.

SECTION 4.17 No Additional Representations. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, each of Parent and Merger Sub (a) specifically acknowledges and agrees that none of the Company or any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company’s Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection, (b) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Company Projection and of all liability and responsibility for any such other representation or warranty or any Company Projection and (c) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Company Projection and (ii) any Affiliate of the Company or any of the Company’s or any such Affiliate’s respective Representatives or shareholders (other than the Company) or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (1) for any alleged nondisclosure or misrepresentations made by any such Person or (2) in connection with the accuracy, completeness or materiality of any Company Projection. Each of Parent and Merger Sub acknowledges and agrees that (A) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Company and the Company Subsidiaries and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), and (B) except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or shareholders or any other Person, including any Company Projection or with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company’s Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Company Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby. Except for the representations and warranties expressly set forth in this Article IV (as modified by the Parent Disclosure Letter) and in any certificate delivered by Parent to the Company in accordance with the terms hereof, Parent hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) Parent or the Parent Subsidiaries or any of Parent’s or

the Parent Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or information with respect to the projections, budgets, or estimates of future revenues, results of operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of Parent or the Parent Subsidiaries (this clause (ii) collectively, “Parent Projections”).

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business.

(a) Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity or by applicable Law, or as contemplated by the Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course of business in all material respects and (y) use commercially reasonable efforts to preserve intact its business organization and existing relationships with employees, customers, suppliers and Governmental Entities. In addition, and without limiting the generality of the foregoing, except as set forth in the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity or by applicable Law, or as contemplated by the Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (1) quarterly cash dividends payable by the Company or any Company Subsidiary in respect of shares of Company Common Stock on a schedule consistent with the Company’s past practices in an amount per share of Company Common Stock not in excess of (A) $0.38 for quarterly dividends declared on or before January 1, 2017 and (B) $0.40 for quarterly dividends declared after January 1, 2017, (2) dividend equivalents accrued or payable by the Company in respect of Company Performance Units, Company Restricted Share Units and Other Equity-Based Rights in accordance with the applicable award agreements, (3) dividends and distributions by a direct or indirect Company Subsidiary to its parent and (4) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (A) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (B) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91);

(ii) amend any of its Organizational Documents (except for immaterial or ministerial amendments);

(iii) except as permitted by Section 5.01(a)(v) or for transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for (1) the acquisition by the Company of shares of Company Common Stock in the open market to satisfy its obligations under all Company Benefit Plans or under the Company’s dividend reinvestment and stock purchase plan (the “Company DRIP”) and (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan;

(v) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Securities or Company Voting Debt, in each case, except for (1) the issuance of shares of Company Common Stock under the Company DRIP, (2) the settlement of Company Restricted Share Units, Company Performance Units or Other Equity-Based Rights, or (3) the grant of Company Restricted Share Units, Company Performance Units or Other Equity-Based Rights in the ordinary course of business and consistent with past practices (but only, with respect to clauses (1) – (3), in amounts not exceeding the aggregate amount set forth on Section 5.01(a)(v) of the Company Disclosure Letter);

(vi) (1) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) except in the ordinary course of business and consistent with past practices, (2) grant to any Company Personnel any increase in change-in-control, severance, retention or termination pay, or enter into or amend any change-in-control, severance, retention or termination agreement with any Company Personnel, (3) establish, adopt, enter into, amend in any material respect or terminate any Company Union Contract or Company Benefit Plan or Company Benefit

Agreement (or any plan or agreement that would be a Company Union Contract, Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof), in each case, except in the ordinary course of business consistent with past practices or (4) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, except in the case of the foregoing clauses (1) through (4) for actions required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement existing on the date hereof, or as required by the terms and conditions of this Agreement;

(vii) make any material change in accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(viii) (1) make any acquisition or disposition, sale or transfer of a material asset or business (including by merger, consolidation or acquisition of stock or any other equity interests or assets) except for (1) any acquisition or disposition for consideration that is individually not in excess of $10,000,000 and in the aggregate not in excess of $25,000,000 or (2) any disposition of obsolete or worn-out equipment in the ordinary course of business;

(ix) incur any Indebtedness, except for (1) Indebtedness incurred in the ordinary course of business consistent with past practice, (2) as reasonably necessary to finance any capital expenditures permitted under Section 5.01(a)(x), (3) Indebtedness in replacement of existing Indebtedness, (4) guarantees by the Company of existing Indebtedness of any wholly owned Company Subsidiary, (5) guarantees and other credit support by the Company of obligations of any Company Subsidiary in the ordinary course of business consistent with past practice, (6) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) or existing commercial paper programs in the ordinary course of business or (7) Indebtedness in amounts necessary to maintain the capital structure of the Company Subsidiaries, as authorized by the KCC, and to maintain the present capital structure of the Company consistent with past practice in all material respects;

(x) make, or agree or commit to make, any capital expenditure, except (1) in accordance with the capital plan set forth in Section 5.01(a)(x) of the Company Disclosure Letter, plus a 10% variance for each principal category set forth in such capital plan, (2) with respect to any capital expenditure not addressed by the foregoing clause (1), not to exceed $75,000,000 in any twelve (12) month period, (3) capital expenditures related to operational emergencies, equipment failures or outages or deemed necessary or prudent based on Good Utility Practice or (4) as required by Law or a Governmental Entity;

(xi) (1) enter into, modify or amend in any material respect, or terminate or waive any material right under, any Filed Company Contract (except for (A) any modification, amendment, termination or waiver in the ordinary course of business or (B) a termination without material penalty to the Company or the appropriate Company Subsidiary) or (2) without limiting Parent’s obligations under Section 6.03, enter into any Contract that, from and after the Closing, purports to bind Parent and its Subsidiaries (other than the Company and the Company Subsidiaries);

(xii) make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability or refund, enter into any closing agreements relating to Taxes, amend any material Tax Return, grant any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax (excluding extensions of time to file Tax Returns obtained in the ordinary course);

(xiii) waive, release, assign, settle or compromise any material Claim against the Company or any Company Subsidiary, except for waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, the amount of monetary damages to be paid by the Company or the Company Subsidiaries does not exceed (I) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) or (II) $10,000,000, in the aggregate, in excess of the proceeds received or to be received from any insurance policies in connection with such payment or (B) with respect to any nonmonetary terms and conditions thereof, would not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and the Company Subsidiaries (taken as a whole);

(xiv) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN;

(xv) enter into a new line of business;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xvii) materially change any of its energy price risk management and marketing of energy parameters, limits and guidelines (the “Company Risk Management Guidelines”) or enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Company Risk Management Guidelines; or

(xviii) enter into any Contract to do any of the foregoing.

(b) Emergencies. Notwithstanding anything to the contrary herein, the Company may, and may cause any Company Subsidiary to, take reasonable actions in compliance with applicable Law with respect to any operational emergencies (including any restoration measures in response to any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster or severe weather-related event, circumstance or development), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons.

(c) No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained herein is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(d) Advice of Changes. Each of Parent and the Company shall promptly advise the other orally and in writing of any change or event that would prevent any of the conditions precedent described in Article VII from being satisfied.

SECTION 5.02 Proceedings. Between the date of this Agreement and the Closing, the Company and the Company Subsidiaries may (a) continue to pursue the rate cases and other proceedings set forth in Section 5.02 of the Company Disclosure Letter, (b) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), initiate new rate cases or any other proceeding that would reasonably be expected to affect the authorized capital structure or authorized return on equity of the Company or any Company Subsidiary or materially affect the return on equity of the Company or any Company Subsidiary in an adverse manner, with Governmental Entities and (c) initiate any other proceeding with Governmental Entities in the ordinary course of business (the foregoing clauses (a), (b) and (c), collectively, the “Proceedings”) and (d) notwithstanding anything to the contrary herein, initiate any other proceedings with Governmental Entities or take any other action contemplated by or described in any filings or other submissions filed or submitted in connection with the Proceedings prior to the date of this Agreement. Notwithstanding the foregoing, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company and the Company Subsidiaries will not enter into any settlement or stipulation in respect of any Proceeding initiated prior to the date of this Agreement if such settlement or stipulation would affect the authorized capital structure or authorized return on equity of the Company or any Company Subsidiaries or materially affect the return on equity of the Company or any Company Subsidiary in an adverse manner.

SECTION 5.03 No Solicitation by the Company; Company Board Recommendation.

(a) The Company shall not, and shall not authorize any of its Affiliates or any of its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated hereby, or (ii) directly or indirectly participate in any discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its

and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or cooperate in any way with any such Person with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) conducted heretofore with respect to any Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, in response to the receipt of a bona fide written Company Takeover Proposal made after the date of this Agreement that does not result from a breach (other than an immaterial breach) of this Section 5.03(a) by the Company and that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (1) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement and (2) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of the Company or any of its Affiliates, in each case, at the Company’s direction, shall constitute a breach of this Section 5.03(a) by the Company. Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow a confidential Company Takeover Proposal to be made to the Company or the Company Board so long as the Company Board promptly (and in any event, within one Business Day) notifies Parent thereof after granting any such waiver, amendment or release.

(b) Except as set forth in Section 5.03(a), Section 5.03(c) and Section 5.03(e), and except for the public disclosure of a Company Recommendation Change Notice, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement/Prospectus the Company Board Recommendation or (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i)–(iv) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in Section 5.03(a), Section 5.03(c) and Section 5.03(e), neither the Company Board nor any committee thereof shall authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change (and, solely with respect to a Superior Company Proposal, terminate this Agreement pursuant to Section 8.01(c)(i)) if (i) a Company Intervening Event has occurred or (ii) the Company has received a Superior Company Proposal that does not result from a breach (other than an immaterial breach) of Section 5.03 by the Company and, in each case, if the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Company Proposal, as the case may be, would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless (1) the Company Board has provided prior written notice to Parent (a “Company Recommendation Change Notice”) that it is prepared to effect a Company Adverse Recommendation Change at least three (3) Business Days prior to taking such action, which notice shall specify the basis for such Company Adverse Recommendation Change and, in the case of a Superior Proposal, attaching the most current draft of any Company Acquisition Agreement with respect to such Superior Company Proposal or, if no draft exists, a summary of the material terms and conditions of such Superior Company Proposal (it being understood that such Company Recommendation Change Notice shall not in itself be deemed a Company Adverse Recommendation Change and that if Parent has committed in writing to any changes to the terms of this Agreement and there has been any subsequent material revision or amendment to the terms of a Superior Company Proposal, a new notice to which the provisions of clauses (2), (3) and (4) of this Section 5.03(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to three (3) Business Days in this Section 5.03(c) shall be deemed to be two (2) Business Days), (2) during the three (3) Business Day period after delivery of the Company Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement that Parent proposes to make and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent, the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and that, in the case of a Company Adverse Recommendation Change with respect to a Company Takeover Proposal, such Company Takeover Proposal still constitutes a Superior Company Proposal.

(d) The Company shall promptly (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5 p.m. New York City time on the next Business Day) advise Parent orally and in writing of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal and the identity of the Person making any such Company Takeover Proposal. The Company shall keep Parent reasonably informed in all material respects on a reasonably current basis (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5 p.m. New York City time on the next Business Day) of the material terms and status (including any change to the terms thereof) of any Company Takeover Proposal.

(e) Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law.

(f) For purposes of this Agreement:

(i) “Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (4) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (5) any combination of the foregoing.

(ii) “Superior Company Proposal” means a bona fide written Company Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Takeover Proposal shall be “50.1%” rather than “20% or more”), which the Company Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, timing and other aspects of such Company Takeover Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors that are deemed relevant by the Company Board, is more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 5.03(c)).

(iii) “Company Intervening Event” means any fact, circumstance, effect, change, event or development relating to the Company or the Company Subsidiaries that (1) is unknown to or by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement), (2) becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval and (3) has or would reasonably be expected to have a material beneficial effect on the Company and the Company Subsidiaries, taken as a whole.

SECTION 5.04 No Solicitation by Parent; Parent Board Recommendation.

(a) Parent shall not, and shall not authorize any of its Affiliates or any of its and their respective Representatives to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Parent Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Takeover Proposal, or (ii) directly or indirectly participate in any discussions or negotiations with any Person (except for Parent’s Affiliates and its and their respective Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or cooperate in any way with any such Person with respect to, any Parent Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Takeover Proposal. Parent shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (except for Parent’s Affiliates and its and their respective Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) conducted heretofore with respect to any Parent Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Parent Shareholder Approval, in response to the receipt of a bona fide written Parent Takeover Proposal made after the date of this Agreement that does not result from a breach (other than an immaterial breach) of this Section 5.04(a) by Parent and that the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or could reasonably be expected to lead to a Superior Parent Proposal, Parent and its Representatives may (1) furnish information with respect to Parent and Parent Subsidiaries to the Person making such Parent Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to the Company or is provided to the Company prior to or concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement and (2) participate in discussions regarding the terms of such Parent Takeover Proposal, including terms of a Parent Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Parent Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.04(a) by any Representative of Parent or any of its Affiliates, in each case, at Parent’s direction, shall constitute a breach of this Section 5.04(a) by Parent. Notwithstanding anything to the contrary herein, Parent may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow a confidential Parent Takeover Proposal to be made to Parent or the Parent Board so long as the Parent Board promptly (and in any event, within one Business Day) notifies the Company thereof after granting any such waiver, amendment or release.

(b) Except as set forth in Section 5.04(a), Section 5.04(c) and Section 5.04(e), and except for the public disclosure of a Parent Recommendation Change Notice, neither the Parent Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to the Company, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to the Company, the Parent Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Parent Takeover Proposal, (iii) fail to include in the Proxy Statement/Prospectus the Parent Board Recommendation or (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i)–(iv) being referred to as a “Parent Adverse Recommendation Change”). Except as set forth in Section 5.04(a), Section 5.04(c) and Section 5.04(e), neither the Parent Board nor any committee thereof shall authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow Parent or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Parent Takeover Proposal, or requiring, or that would reasonably be expected to cause, Parent to abandon or terminate this Agreement (a “Parent Acquisition Agreement”).

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may make a Parent Adverse Recommendation Change if (i) a Parent Intervening Event has occurred or (ii) Parent has received a Superior Parent Proposal that does not result from a breach (other than an immaterial breach) of Section 5.04 by Parent and, in each case, if the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Parent Adverse Recommendation Change as a result of the occurrence of such Parent Intervening Event or in response to the receipt of such

Superior Parent Proposal, as the case may be, would reasonably likely be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that the Parent Board may not make such Parent Adverse Recommendation Change unless (1) the Parent Board has provided prior written notice to the Company (a “Parent Recommendation Change Notice”) that it is prepared to effect a Parent Adverse Recommendation Change at least three (3) Business Days prior to taking such action, which notice shall specify the basis for such Parent Adverse Recommendation Change and, in the case of a Superior Proposal, attaching the most current draft of any Parent Acquisition Agreement with respect to such Superior Parent Proposal or, if no draft exists, a summary of the material terms and conditions of such Superior Parent Proposal (it being understood that such Parent Recommendation Change Notice shall not in itself be deemed a Parent Adverse Recommendation Change and that if the Company has committed in writing to any changes to the terms of this Agreement and there has been any subsequent material revision or amendment to the terms of a Superior Parent Proposal, a new notice to which the provisions of clauses (2), (3) and (4) of this Section 5.04(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to three (3) Business Days in this Section 5.04(c) shall be deemed to be two (2) Business Days), (2) during the three (3) Business Day period after delivery of the Parent Recommendation Change Notice, Parent and its Representatives negotiate in good faith with the Company and its Representatives regarding any revisions to this Agreement that the Company proposes to make and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by the Company, the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and that, in the case of a Parent Adverse Recommendation Change with respect to a Parent Takeover Proposal, such Parent Takeover Proposal still constitutes a Superior Parent Proposal.

(d) Parent shall promptly (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5 p.m. New York City time on the next Business Day) advise the Company orally and in writing of any Parent Takeover Proposal, the material terms and conditions of any such Parent Takeover Proposal and the identity of the Person making any such Parent Takeover Proposal. Parent shall keep the Company reasonably informed in all material respects on a reasonably current basis (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5 p.m. New York City time on the next Business Day) of the material terms and status (including any change to the terms thereof) of any Parent Takeover Proposal.

(e) Nothing contained in this Section 5.04 shall prohibit Parent from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of Parent if, in the good-faith judgment of the Parent Board (after consultation with outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law.

(f) For purposes of this Agreement:

(i) “Parent Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) of any business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Parent, (4) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of Parent or (5) any combination of the foregoing.

(ii) “Superior Parent Proposal” means a bona fide written Parent Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Parent Takeover Proposal shall be “50.1%” rather than “20% or more”), which the Parent Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory, timing and other aspects of such Parent Takeover Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors that are deemed relevant by the Parent Board, is more favorable to the holders of Parent Common Stock than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement that are committed to in writing by the Company (including pursuant to Section 5.04(c)).

(iii) “Parent Intervening Event” means any fact, circumstance, effect, change, event or development relating to Parent or the Parent Subsidiaries that (1) is unknown to or by the Parent Board as of the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the Parent Board as of the date of this Agreement), (2) becomes known to or by the Parent Board prior to obtaining the Parent Shareholder Approval and (3) has or would reasonably be expected to have a material beneficial effect on Parent and the Parent Subsidiaries, taken as a whole.

SECTION 5.05 Financing.

(a) Parent shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Affiliates to, consummate the Financing, or any Substitute Financing, in each case on the terms and conditions thereof (including any “market flex” provisions thereof) as promptly as possible following the date of this Agreement (and, in any event, no later than the Closing Date), including (i) (1) maintaining in effect the Debt Letters and complying with all of their respective obligations thereunder and (2) negotiating, entering into and delivering definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions thereof) (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent and its Affiliates.

(b) In the event that all conditions set forth in Sections 7.01 and 7.03 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund the Financing in accordance with its terms on the Closing Date, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby, and to enforce its rights under the Debt Letters in the event of any breach by the Financing Parties of their funding obligations thereunder. Parent shall not, and shall cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Letters or in any definitive agreement related to the Financing.

(c) Parent shall keep the Company reasonably informed on a current and timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of substantially final drafts of the credit agreement and other primary definitive documents (provided that any fee letter may be redacted) and giving the Company prompt notice of any material breach or default (or alleged or purported material breach or default) by any party to the Debt Letters of which Parent has become aware or any termination or repudiation (or alleged or purported termination or repudiation) of the Debt Letters.

(d) Parent may amend, modify, terminate, assign or agree to any waiver under the Debt Letters (including to add lenders, arrangers, agents, bookrunners, managers and other financing sources) without the prior written approval of the Company; provided that Parent shall not, without Company’s prior written consent, permit any such amendment, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (1) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless Parent has available cash to fund any additional fees or original issue discount without affecting Parent’s ability to pay the Cash Consideration), (2) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing or (3) otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby. In the event that new debt or equity commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.05(d), such new commitment letters or fee letters shall be deemed to be a part of the “Financing” and deemed to be the “Debt Letters” for all purposes of this Agreement. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters (provided that any fee letter may be redacted).

(e) If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof, (ii) use its reasonable best efforts to obtain substitute financing sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (iii) use its reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) and related definitive financing documents with respect to such Substitute Financing; provided, however, that any such Substitute Financing shall not, without the prior written consent of the Company, (1) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (2) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions of the Financing, in a manner that would be reasonably be expected to delay or prevent the consummation of the Merger and the other transactions contemplated hereby, as compared to the Debt Letters in effect on the date hereof, or (3) otherwise be on terms that are less favorable to Parent in the aggregate than those contained in the Debt Letters as in effect on the date hereof. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement.

(f) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters.

(g) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Financing, any Substitute Financing or any other financing.

SECTION 5.06 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 8.01), subject to the limitations set forth in this Section 5.06, and unless otherwise agreed by Parent, the Company will, and will cause each of its Subsidiaries to, and will use its reasonable efforts to cause its and its Subsidiaries’ Representatives to, use its or their reasonable best efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of the Financing (which, solely for purposes of this Section 5.06 and the use of the term Financing Party in this Section 5.06, shall include any alternative equity or debt financings, all or a portion of which will be used to fund the Cash Consideration). Such cooperation will include using reasonable best efforts to:

(i) cooperate with the marketing efforts of Parent for all or any part of the Financing, including making appropriate officers reasonably available, with appropriate advance notice, for participation in lender or investor meetings, due diligence sessions, meetings with ratings agencies and road shows, and reasonable assistance in the preparation of confidential information memoranda, private placement memoranda, prospectuses, lender and investor presentations and similar documents as may be reasonably requested by Parent or any Financing Party, in each case, with respect to information relating to the Company and its Subsidiaries in connection with such marketing efforts;

(ii) furnish Parent and the Financing Parties with the Required Financial Information and any other information with respect to the Company and its Subsidiaries as is reasonably requested by Parent or any Financing Party and is customarily (A) required for the marketing, arrangement and syndication of financings similar to the Financing or (B) used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to the Financing;

(iii) request that the Company’s independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with the Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or in connection with a customary offering of securities, including the type described in the Commitment Letter, consistent with their customary practice, including requesting that they provide customary consents and comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of the Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or as are customarily required in an offering of securities of the type contemplated by the Financing;

(iv) obtain or provide certificates and other customary documents (other than legal opinions) relating to the Financing as reasonably requested by Parent;

(v) cooperate in satisfying the conditions precedent set forth in any definitive documentation relating to the Financing to the extent the satisfaction of such condition reasonably requires the cooperation of, or is within the control of, the Company;

(vi) furnish all documentation and other information required by a Governmental Entity or any Financing Party under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), to the extent reasonably requested by Purchaser at least 10 Business Days prior to the anticipated Closing Date;

(vii) assist Parent in obtaining any credit ratings from rating agencies contemplated by the Debt Letters; and

(viii) use reasonable best efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be requested by Parent in connection with the Financing;

provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (1) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for the Financing, other than as allowed by Section 5.06(a)(iii), (2) any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act of 1933, as amended, or any financial information in a form not customarily prepared by the Company with respect to such period or (3) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.06): (i) nothing in this Agreement (including this Section 5.06) shall require any such cooperation to the extent that it would (1) require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (2) unreasonably interfere with the ongoing business or operations of the Company or its Subsidiaries, or (3) require the Company or any of the Company Subsidiaries to enter into or approve any agreement or other documentation effective prior to the Closing and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or any of their respective subsidiaries or the reputation or goodwill of any of the foregoing.

(c) Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel and accountants) incurred by the Company, any of the Company Subsidiaries, any of its or their Representatives in connection with any cooperation contemplated by this Section 5.06 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing and any information used in connection therewith other than those claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, costs, expenses and settlement payment arising out of or resulting from the gross negligence, fraud or willful misconduct of the Company, any of the Company Subsidiaries or any of their respective Representatives as finally determined by a court of competent jurisdiction.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Shareholders Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be mailed to the shareholders of each of the Company and Parent relating to the Company Shareholders Meeting and the Parent Shareholders Meeting (together with any amendments or supplements thereto, and the Form S-4 of which it forms a part, the “Proxy Statement/Prospectus”) in preliminary form and (ii) Parent shall prepare and cause to be filed with the SEC a registration statement on Form S-4 which shall include the Proxy Statement/Prospectus as a prospectus relating to the registration of Parent Common Stock to be issued in connection with the Merger (the “Form S-4”). Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning itself and its Affiliates to the other Party, and provide such other assistance, as may be reasonably requested by the other Party or its outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus.

(b) The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s and Parent’s shareholders or at the time of the Company Shareholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied to the Company by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus, the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s shareholders and Parent’s shareholders or at the time of the Company Shareholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Each of the Company and Parent shall promptly notify the other after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement/Prospectus and shall provide the other with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand. Unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change:

(i) each of the Company and Parent shall use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, Proxy Statement/Prospectus and (2) to have the SEC advise the Company and Parent as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement/Prospectus;

(ii) each of the Company and Parent shall file the Proxy Statement/Prospectus in definitive form with the SEC and cause such definitive Proxy Statement/Prospectus to be mailed to the shareholders of the Company and Parent as promptly as reasonably practicable after the SEC advises the Company and Parent that the SEC has no further comments on the Proxy Statement/Prospectus; and

(iii) each of the Company and Parent shall include the Company Board Recommendation and the Parent Board Recommendation in the preliminary and definitive Proxy Statements/Prospectus.

Notwithstanding anything to the contrary herein, unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, prior to filing the Proxy Statement/Prospectus in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement/Prospectus or mailing the Proxy Statement/Prospectus in definitive form to the shareholders of the Company or Parent, each of the Company and Parent shall provide the other with a reasonable opportunity to review and comment on such document or response and consider in good faith any of the other Party’s comments thereon. Unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, each Party shall use its reasonable best efforts to have the SEC advise the Company and Parent, as promptly as reasonably practicable after the filing of the preliminary Proxy Statement/Prospectus, that the SEC has no further comments on the Proxy Statement/Prospectus. Unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, each of the Company and Parent shall also take any other action (except for qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger.

(d) If, prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement/Prospectus, that is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and Parent’s shareholders. Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

(e) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Prospectus, that is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders and Parent’s shareholders. Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f) Unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change, the Company shall, as soon as practicable after the mailing of the definitive Proxy Statement/Prospectus to the shareholders of the Company, duly call, give notice of, convene and hold the Company Shareholders Meeting and, subject to Section 5.03(c), solicit the Company Shareholder Approval.

(g) Unless, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, Parent shall, as soon as practicable after the mailing of the definitive Proxy Statement/Prospectus to the shareholders of Parent, duly call, give notice of, convene and hold the Parent Shareholders Meeting and, subject to Section 5.04(c), solicit the Parent Shareholder Approval and Parent Charter Approval.

(h) Unless, in the case of the Company, the Company Board has made a Company Adverse Recommendation Change or, in the case of Parent, the Parent Board has made a Parent Adverse Recommendation Change, each of Parent and the Company shall use reasonable best efforts to hold the Parent Shareholders Meeting and the Company Shareholders Meeting, respectively, at the same time and on the same date as the other Party.

SECTION 6.02 Access to Information; Confidentiality.

(a) Subject to applicable Law and the Confidentiality Agreement, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, afford to the other Party and its Representatives reasonable access (at such Party’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01, to the material properties, books, contracts, commitments, personnel and records of such Party, and during such period, the Company and Parent shall, and shall cause their respective Subsidiaries to, make available promptly to then other Party (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC, the KCC or any other Governmental Entity and (ii) all other information concerning its business, properties and personnel as such other Party may reasonably request; provided, however, that the Company and Parent may withhold from the other Party or its Representatives any document or information that the disclosing Party believes is subject to the terms of a confidentiality agreement with a third party (provided that the Company and Parent, as applicable, shall use its reasonable best efforts to obtain the required consent of such third party to disclose such document or information) or subject to any attorney–client privilege (provided that the Company and Parent, as applicable, shall use its reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney–client privilege) or is commercially sensitive (as determined in the Company’s and Parent’s, as applicable, reasonable discretion); provided, further, that neither the Company nor Parent or their respective

Representatives shall have the right to collect any air, soil, surface water or ground water samples or perform any invasive or destructive air sampling on, under, at or from any of the properties owned, leased or operated by the other Party or its Subsidiaries. Except for incidents caused by the Company’s or Parent’s or their respective Affiliate’s intentional misconduct, each of the Company and Parent shall indemnify the other Party and its Affiliates and Representatives from, and hold the other Party and its Affiliates and Representatives harmless against, any and all Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs, expenses, including attorneys’ fees and disbursements, and the cost of enforcing this indemnity arising out of or resulting from any access provided pursuant to this Section 6.02(a).

(b) All documents and information exchanged pursuant to this Section 6.02 shall be subject to the letter agreement, dated as of March 3, 2016, between the Company and Parent, as amended (the “Confidentiality Agreement”). If this Agreement is terminated pursuant to Section 8.01, the Confidentiality Agreement shall remain in effect in accordance with its terms.

SECTION 6.03 Further Actions; Regulatory Approvals; Required Actions.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable or to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary, proper or advisable to consummate the Merger, (iii) obtaining the Required Statutory Approvals and all other Consents of Governmental Entities that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby and (iv) executing and delivering any additional instruments that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby.

(b) In connection with and without limiting the generality of Section 6.03(a), each of Parent and the Company shall:

(i) make or cause to be made, in consultation and cooperation with the other, at a mutually agreeable time after the date of this Agreement, (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger, and (2) all other necessary Filings relating to the Merger with other Governmental Entities under any other Antitrust Law;

(ii) make or cause to be made, as promptly as reasonably practicable after the date of this Agreement and in any event within sixty (60) days after the date of this Agreement, which may be extended by mutual agreement of the Parties, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings necessary to obtain any Required Statutory Approval;

(iii) furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.03;

(iv) unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.03(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(v) respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other Party;

(vi) provide any information requested by any Governmental Entity in connection with any review or investigation of the transactions contemplated by this Agreement; and

(vii) unless prohibited by applicable Law or a Governmental Entity, to the extent reasonably practicable, (1) not participate in or attend any meeting or engage in any substantive conversation with any Governmental Entity in respect of the Merger without the other Party, (2) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and, in the event one Party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such Party apprised with respect thereto, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger; provided that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information.

(c) Parent shall not, and shall cause its Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that could reasonably be expected to materially increase the risk of not obtaining or making any Consent or Filing contemplated by this Section 6.03 or the timely receipt thereof. In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.03, Parent shall use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by a Governmental Entity pursuant to any Antitrust Law with respect to the Merger or in connection with granting any Required Statutory Approval so as to enable the Closing to occur as soon as reasonably possible, which such reasonable best efforts shall include the following:

(i) defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Affiliates or the Company or the Company Subsidiaries, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii) agreeing to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and the Company Subsidiaries); and

(iv) agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Statutory Approvals as soon as reasonably possible and in any event before the End Date, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing;

provided that, notwithstanding anything else contained in this Agreement, the provisions of this Section 6.03 shall not be construed to (i) require Parent, Merger Sub or any Parent Subsidiary or (ii) permit the Company or any Company Subsidiary without the prior written consent of Parent, to undertake any efforts or take any action (including accepting any terms, conditions, liabilities, obligations, commitments, sanctions or other measures and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Company or their respective Subsidiaries) if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Regulatory Material Adverse Effect.

(d) Notwithstanding anything to the contrary in this Section 6.03, (i) Parent shall have primary responsibility for, and shall take the lead in, scheduling and conducting any meeting with any Governmental Entity, coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, any agency or other Governmental Entity, obtaining the Parent Required Statutory Approvals and the Company Required Statutory Approvals, Required Consents, Consents, Permits and other approvals and confirmations from any Governmental Entity necessary, proper or advisable to consummate the Transactions; provided that, Parent agrees to consult with the Company reasonably in advance of taking any such action. Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger.

SECTION 6.04 Transaction Litigation. The Company shall promptly notify Parent of any shareholder litigation arising from this Agreement or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”). The Company shall reasonably consult with Parent with respect to the defense or settlement of any Transaction Litigation and shall not settle any Transaction Litigation without Parent’s consent (not to be unreasonably withheld, conditioned or delayed).

SECTION 6.05 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.06 Governance Matters.

(a) Parent shall cause the Surviving Corporation to maintain its headquarters in Topeka, Kansas.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to maintain historic levels of community involvement and charitable contributions and support in the existing service territories of the Company and the Company Subsidiaries, including as set forth on Section 6.06(b) of the Company Disclosure Letter.

(c) The Company, the Parent and the Merger Sub agree (i) that the application submitted to the KCC with respect to the Merger shall include the information concerning the Merger, the Company, the Parent and the Merger Sub required by the laws of the State of Kansas, (ii) to include specific commitments and agreements in such application to implement the principles set forth in Exhibit B hereto, and (iii) that the initial application submitted to the KCC with respect to the Merger and any amendment thereto shall only include such other agreements or commitments as agreed to by the Company, the Parent and the Merger Sub, in each case, whose consent to any such agreements or commitments shall not be unreasonably withheld, conditioned or delayed. The Company agrees that it will not agree to, or accept, any additional or different agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with the staff of the KCC or any other Person without the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Parent shall take all necessary action to cause, effective at the Effective Time, one director serving on the Company Board immediately prior to the Effective Time, to be elected or appointed as a member of the Parent Board, with such director to be selected by Parent in consultation with the Company.

SECTION 6.07 Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change, a Company Recommendation Change Notice, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing, (b) a Parent Adverse Recommendation Change, a Parent Recommendation Change Notice, a Parent Takeover Proposal, a Superior Parent Proposal or any matter related to any of the foregoing, (c) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby, and (d) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (d), to the extent such disclosure is still accurate, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the transactions contemplated hereby, including the Merger, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes (based upon advice of its outside legal counsel) may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to this Agreement or Merger shall be in a form agreed to by the Parties. Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 6.08 Fees, Costs and Expenses. Except as provided otherwise in this Agreement, including Section 5.06(c) and Section 8.02(b), all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

SECTION 6.09 Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective Organization Documents and any indemnification or other similar Contracts of the Company or any Company Subsidiary, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Surviving Corporation and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any Company Subsidiary or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any Claim covered under this Section 6.09, (i) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Claim from Parent; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the Surviving Corporation’s Organizational Documents, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (ii) the Surviving Corporation shall cooperate in good faith in the defense of any such matter.

(b) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the covenants and agreements set forth in this Section 6.09.

(c) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.09(c) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.09 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 6.10 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the two (2) year anniversary of the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company or a Company Subsidiary immediately prior to the Effective Time and who remains employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each, a “Company Employee”) who is not a Represented Employee (as defined in Section 6.10(b)) with (i) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time,

(ii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time. During the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide each Company Employee who experiences a termination of employment with the Surviving Corporation, Parent or any of their Subsidiaries severance benefits that are no less favorable than those set forth in Section 6.10(a)(1) of the Company Disclosure Letter. During the two (2) year period following the Closing Date, subject to Section 6.10(d)(ii), Parent shall, or shall cause the Surviving Corporation to, treat retirees of the Company and its Subsidiaries with respect to the provision of post-retirement welfare benefits no less favorably than similarly situated retirees of the Parent and its Subsidiaries. Except as provided on Section 6.10(a)(2) of the Company Disclosure Letter, as soon as practicable following the end of the fiscal year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, pay each Company Employee who remains employed with the Surviving Corporation, Parent or any of their Subsidiaries through the applicable payment date an annual cash bonus for such fiscal year in an amount determined based on the level of attainment of the applicable performance criteria under the bonus plan in which such Company Employee participated as of immediately prior to the Effective Time.

(b) With respect to each Company Employee who is covered by a Company Union Contract (each, a “Represented Employee”), Parent shall, and shall cause the Surviving Corporation to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable Company Union Contract and applicable Law). The provisions of this Section 6.10 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Represented Employee, to the extent the provisions of this Section 6.10 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law. Prior to the Closing Date, the Company shall provide, to the extent required by applicable Law, sufficient advance notice of the transactions contemplated hereby to any unions that are party to a Company Union Contract, and, in response to a request from any such union to engage in bargaining over the effect of the transactions contemplated hereby, shall engage in meaningful, good-faith bargaining, to the extent required by applicable Law.

(c) At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all of the Company’s and all of the Company Subsidiaries’ employment, severance, retention, termination and change-in-control plans, policies, programs, agreements and arrangements (including any change-in-control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company or any Company Subsidiary, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement and applicable Law. For purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term that relates to a transaction at the level of the Company, the Closing shall be deemed to constitute a “change in control,” “change of control” or such similar term.

(d) With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary and is accurately reflected within a Company Employee’s records) shall be treated as service with Parent, the Surviving Corporation or any of their Subsidiaries for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan immediately prior to the Effective Time, (ii) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(f) Notwithstanding anything to the contrary herein, the provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment). Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

SECTION 6.11 Merger Sub.

(a) Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger.

(b) Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

SECTION 6.12 Takeover Statutes. If any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or the Merger, the Company and the Company Board shall use reasonable best efforts to grant such approvals and take such actions to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement.

SECTION 6.13 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.14 Parent Equity Transactions. In connection with the alternative equity financing contemplated by Section 5.06, at such times prior to the Effective Time and to the extent that Parent shall determine advisable: (a) Parent shall redeem all of the outstanding Parent Preferred Par Value Stock; and (b) Parent shall engage in the equity financing transactions set forth in Section 6.14 of the Parent Disclosure Letter.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.01 Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a) Shareholder Approval. Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Required Statutory Approvals. The Required Statutory Approvals, including the expiration or termination of any waiting period applicable to the Merger under the HSR Act, shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders. For purposes of this Section 7.01(b), a “Final Order” means a Judgment by the relevant Governmental Entity that (1) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, (2) with respect to which, if applicable, any mandatory waiting period prescribed by Law before the Merger may be consummated has expired or been terminated, and (3) as to which all conditions to the consummation of the Merger prescribed by Law have been satisfied.

(c) No Legal Restraints. No Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a “Legal Restraint”).

(d) Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be subject of any stop order or proceeding seeking a stop order, and Parent shall have received all state securities and “blue sky” authorizations necessary for the issuance of the Stock Consideration.

SECTION 7.02 Conditions to Obligations of the Company. The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained herein (except for the representations and warranties contained in Section 4.03, Section 4.04 and Section 4.07(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.03 and Section 4.04 shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would be de minimis, and (iii) the representations and warranties of Parent and Merger Sub contained in Section 4.07(b) shall be true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 7.02(a) and Section 7.02(b).

SECTION 7.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained herein (except for the representations and warranties contained in Section 3.03, Section 3.04 and Section 3.07(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 3.03 and Section 3.04 shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would be de minimis, and (iii) the representations and warranties of Parent and Merger Sub contained in Section 3.07(b) shall be true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect shall have occurred and be continuing.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e) Regulatory Approvals. The Final Orders referred to in Section 7.01(b) shall not include or impose any undertaking, term, condition, liability, obligation, commitment, sanction or other measure that, individually or in the aggregate, has resulted or would reasonably be expected to result in a Regulatory Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination Rights.

(a) Termination by Mutual Consent. The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval or Parent Shareholder Approval, by mutual written consent.

(b) Termination by Either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval or Parent Shareholder Approval, if:

(i) the Closing shall not have occurred by 5:00 p.m. New York City time on May 31, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any conditions set forth in Section 7.01(b), Section 7.01(c), Section 7.03(e) and those conditions that by their nature are to be satisfied at the Closing), either the Company or Parent may, prior to 5:00 p.m. New York City time on the End Date, extend the End Date to a date that is six (6) months after the End Date (and if so extended, such later date being the End Date); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 8.01(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of any of its covenants or agreements and such breach has caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Merger set forth in Article VII prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii) the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 7.01(c) is the result of a failure of such Party to comply with its obligations pursuant to Section 6.03;

(iii) the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (unless such Company Shareholders Meeting has been adjourned, in which case at the final adjournment thereof); or

(iv) the Parent Shareholder Approval is not obtained at the Parent Shareholders Meeting duly convened (unless such Parent Shareholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c) Termination by the Company. The Company shall have the right to terminate this Agreement:

(i) in the event that the Company Board has made a Company Adverse Recommendation Change with respect to a Superior Company Proposal and shall have approved, and concurrently with the termination hereunder, the Company shall have entered into, a Company Acquisition Agreement providing for the implementation of such Superior Company Proposal, so long as (1) the Company has complied in all material respects with its obligations under Section 5.03(c) and (2) the Company prior to or concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(ii) and the termination pursuant to this Section 8.01(c)(i) shall not be effective and the Company shall not enter into any such Company Acquisition Agreement until Parent is in receipt of the Company Termination Fee; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(i) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting;

(ii) if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), as applicable, and (2) is not reasonably capable of being cured by Parent or Merger Sub by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by Parent within thirty (30) days after receiving written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in breach of any covenant or agreement contained herein or any representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as applicable, could not then be satisfied;

(iii) if (1) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.04 (except for those conditions that by their terms are to be satisfied at the Closing), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.04, and (3) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following their receipt of written notice from the Company requesting such consummation; or

(iv) in the event that the Parent Board or a committee thereof has made a Parent Adverse Recommendation Change; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(iv) after the Parent Shareholder Approval is obtained at the Parent Shareholders Meeting.

(d) Termination by Parent. Parent shall have the right to terminate this Agreement:

(i) in the event that the Company Board or a committee thereof has made a Company Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(i) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting; or

(ii) if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), as applicable, and (2) is not reasonably capable of being cured by the Company by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by the Company within thirty (30) days after receiving written notice of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent or Merger Sub is then in breach of any representation, covenant or agreement contained herein such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, could not then be satisfied.

SECTION 8.02 Effect of Termination; Termination Fees.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any shareholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (i) Section 5.06(c), the last sentence of Section 6.02(a), the last sentence of Section 6.02(b), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination and (ii) subject to Section 8.02(d), liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination but solely to the extent such liability arises out of a Willful Breach by such Party of any covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VII. The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b) Termination Fees.

(i) If (1) (A) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(b) or Section 7.03(e) or, in connection with the Required Statutory Approvals, Section 7.01(c) shall have not been satisfied, (B) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) (if, and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Statutory Approvals or in connection with the assertion that the approval of a state regulatory commission other than that of the KCC is required) or (C) the Company terminates this Agreement pursuant to Section 8.01(c)(ii) based on a failure by Parent to perform its covenants or agreements under Section 6.03, and in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 7.01(a), Section 7.03(a), Section 7.03(b) and Section 7.03(c) shall have been satisfied or waived (except for (I) those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination or (II) those conditions that have not been satisfied as a result of a breach of this Agreement by Parent or Merger Sub), or (2) the Company terminates this Agreement pursuant to Section 8.01(c)(iii), then Parent shall pay to the Company a fee of $380,000,000 in cash (the “Parent Termination Fee”). Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) prior to or concurrently with such termination of this Agreement by Parent or no later than three (3) Business Days after the date of the applicable termination by the Company.

(ii) If the Company terminates this Agreement pursuant to Section 8.01(c)(i) or Parent terminates this Agreement pursuant to Section 8.01(d)(i), the Company shall pay to Parent a fee of $280,000,000 in cash (the “Company Termination Fee”). The Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) prior to or concurrently with such termination of this Agreement by the Company pursuant to Section 8.01(c)(i) or no later than three (3) Business Days after the date of such termination of this Agreement by Parent pursuant to Section 8.01(d)(i).

(iii) If the Company terminates this Agreement pursuant to Section 8.01(c)(iv), Parent shall pay to the Company a fee of $180,000,000 in cash (the “Parent Fiduciary Out Termination Fee”). Parent shall pay the Parent Fiduciary Out Termination Fee to the Company (to an account designated in writing by the Company) no later than three (3) Business Days after the date of such termination of this Agreement by the Company pursuant to Section 8.01(c)(iv).

(iv) If (1) either (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (B) Parent terminates this Agreement pursuant to Section 8.01(d)(ii), (2) a Company Takeover Proposal shall have been publicly disclosed or made to the Company after the date hereof (x) in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(ii), prior to the date of such termination, or (y) in the case of a termination pursuant to Section 8.01(b)(iii), prior to the date of the Company Shareholders Meeting, and (3) within twelve (12) months after the termination of this

Agreement, the Company shall have entered into a Company Acquisition Agreement which is subsequently consummated, or consummated a Company Takeover Proposal, then the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) within three (3) Business Days after the earlier of the date the Company enters into such Company Acquisition Agreement or consummates such Company Takeover Proposal. For purposes of clause (3) of this Section 8.02(b)(iv), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03, except that the applicable percentage in the definition of “Company Takeover Proposal” shall be “50.1%” rather than “20% or more”.

(v) If (1) either (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv) or (B) the Company terminates this Agreement pursuant to Section 8.01(c)(ii), (2) a Parent Takeover Proposal shall have been publicly disclosed or made to Parent after the date hereof (x) in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(c)(ii), prior to the date of such termination, or (y) in the case of a termination pursuant to Section 8.01(b)(iv), prior to the date of the Parent Shareholders Meeting, and (3) within twelve (12) months after the termination of this Agreement, Parent shall have entered into a Parent Acquisition Agreement which is subsequently consummated, or consummated a Parent Takeover Proposal, then Parent shall pay the Parent Fiduciary Out Termination Fee to the Company (to an account designated in writing by the Company) within three (3) Business Days after the earlier of the date Parent enters into such Parent Acquisition Agreement or consummates such Parent Takeover Proposal. For purposes of clause (3) of this Section 8.02(b)(v), the term “Parent Takeover Proposal” shall have the meaning assigned to such term in Section 5.04, except that the applicable percentage in the definition of “Parent Takeover Proposal” shall be “50.1%” rather than “20% or more”.

(vi) If either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iv) and no fee is then payable pursuant to Section 8.02(b)(i), Section 8.02(b)(iii) or Section 8.02(b)(v), then Parent shall pay to the Company a fee of $80,000,000 in cash (the “Parent No Vote Termination Fee”). Parent shall pay the Parent No Vote Termination Fee to Company (to an account designated in writing by Company) prior to or concurrently with such termination of this Agreement by Parent pursuant to Section 8.01(b)(iv) or no later than three (3) Business Days after the date of such termination of this Agreement by the Company pursuant to Section 8.01(b)(iv).

(c) The Parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If Parent fails to promptly pay an amount due pursuant to Section 8.02(b)(i), Section 8.02(b)(iii), Section 8.02(b)(v) or Section 8.02(b)(vi) or the Company fails to promptly pay an amount due pursuant to Section 8.02(b)(ii) or Section 8.02(b)(iv), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a

Claim that results in a Judgment against the Company for the amount set forth in Section 8.02(b)(ii) or Section 8.02(b)(iv) or any portion thereof, or a Judgment against Parent for the amount set forth in Section 8.02(b)(i), Section 8.02(b)(iii) Section 8.02(b)(v), or Section 8.02(b)(vi) or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the U.S. prime rate as quoted by The Wall Street Journal in effect on the date such payment was required to be made. Any amount payable pursuant to Section 8.02(b) shall be paid by the applicable Party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 8.02(b).

(d) Without limiting the rights of the Company under Section 9.10 prior to the termination of this Agreement pursuant to Section 8.01, if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 8.02(b)(i) or Parent Fiduciary Out Termination Fee under Section 8.02(b)(iii) or Section 8.02(b)(v) or the Parent No Vote Termination Fee under Section 8.02(b)(vi), except as otherwise contemplated by the last sentence of this Section 8.02(d), upon payment of the Parent Termination Fee, the Parent Fiduciary Termination Fee or the Parent No Vote Termination Fee, as the case may be, and, if applicable, the costs and expenses of the Company pursuant to Section 8.02(c) in accordance herewith, Parent, Parent Subsidiaries and any of the Financing Source Parties and their respective Affiliates and Representatives shall have no further liability with respect to this Agreement or the transactions contemplated hereby, including the Financing, to the Company or the holders of the Company Common Stock, and payment of the applicable fee and such costs and expenses by Parent shall be the Company’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company, the Company Subsidiaries or any other Person in connection with this Agreement, the transactions contemplated hereby, including the Financing (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), including against any Financing Source Party; provided that, regardless of whether Parent pays or is obligated to pay the Parent Termination Fee, the Parent Fiduciary Out Termination Fee or the Parent No Vote Termination Fee, nothing in this Section 8.02(d) shall release Parent from liability for a Willful Breach of this Agreement. If this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.02(b)(ii) or Section 8.02(b)(iv), upon payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.02(c) in accordance herewith, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee and such costs and expenses by the Company shall be Parent’s sole and exclusive remedy for any

Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided that, regardless of whether the Company pays or is obligated to pay the Company Termination Fee, nothing in this Section 8.02(d) shall release the Company from liability for a Willful Breach of this Agreement. The Parties acknowledge and agree that (i) in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee, the Parent Termination Fee, the Parent Fiduciary Out Termination Fee or the Parent No Vote Termination Fee, as applicable, on more than one occasion, (ii) the Parent Fiduciary Out Termination Fee may become due and payable pursuant to Section 8.02(b)(v) after the prior payment of the Parent No Vote Termination Fee pursuant to Section 8.02(b)(vi), in which case Parent shall be obligated to pay an amount equal to the Parent Fiduciary Out Termination Fee less the amount of the Parent No Vote Fee previously paid and (iii) if a termination event occurs requiring Parent to pay a termination fee hereunder and at such time more than one right to terminate this Agreement is exercisable by the Parties, Parent shall be obligated to pay the largest termination fee that would be applicable without regard to which termination right was actually exercised (e.g., if termination pursuant to Section 8.01(b)(iv) and Section 8.01(c)(iv) is permitted, Parent shall be obligated to pay the Parent Fiduciary Out Termination Fee even if Parent terminates this Agreement pursuant to Section 8.01(b)(iv)).

(e) For purposes of this Agreement, “Willful Breach” means a breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of any covenants or agreements contained in this Agreement; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions to the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a Willful Breach of this Agreement. For the avoidance of doubt, (i) in the event that all applicable conditions to the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) but Parent fails to close for any reason, such failure to close shall be considered a Willful Breach and (ii) the availability or unavailability of financing for the transactions contemplated by this Agreement shall have no effect on Parent’s obligations hereunder. The Parties acknowledge and agree that, without in any way limiting the Parties’ rights under Section 9.10, recoverable damages of the Company hereunder shall not be limited to reimbursement of expenses or out-of-pocket costs but shall also include the benefit of the bargain lost by the Company and its shareholders (including “lost premium”), taking into consideration relevant matters, including the total consideration and value to be received by the shareholders of each Party under this Agreement and the time value of money, which shall be deemed in such event to be damages of the Company and shall be recoverable by the Company on behalf of itself or its shareholders.

SECTION 8.03 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time, (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company and (d) no amendments to or waivers of any DFS Provision shall be effective without the written consent of the Financing Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 8.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its respective board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of any Party. The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties. None of the representations or warranties contained herein or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time. The Parties hereby acknowledge and agree that (a) all representations and warranties set forth in this Agreement are contractual in nature only, (b) no Person is asserting the truth or accuracy of any representation or warranty set forth in this Agreement, (c) if any such representation or warranty (as modified by the applicable Disclosure Letter) should prove untrue, the Parties’ only rights, Claims or causes of action shall be to exercise the specific rights set forth in Section 7.02(a), Section 7.03(a), Section 8.01(c)(ii) and Section 8.01(d)(ii), as and if applicable, and (d) the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth of any such representation or warranty.

SECTION 9.02 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

Great Plains Energy Incorporated

1200 Main Street

Kansas City, Missouri 64105

Attention:	Heather Humphrey
Facsimile:	(816) 556-2787
Email:	heather.humphrey@kcpl.com

with a copy (which shall not constitute notice) to:

Bracewell LLP

1251 Avenue of the Americas

New York, New York 10020

Attention:	John G. Klauberg
Frederick J. Lark
Facsimile:	(800) 404-3970
Email:	john.klauberg@bracewelllaw.com
fritz.lark@bracewelllaw.com

To the Company:

Westar Energy, Inc.

818 South Kansas Avenue

Topeka, KS 66612

Attention:	Larry Irick
Facsimile:	(785) 575-1936
Email:	larry.irick@westarenergy.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

Attention:	William S. Lamb
Michael Didriksen
Facsimile:	(212) 259-2557
(212) 259-2507
Email:	bill.lamb@bakerbotts.com
michael.didriksen@bakerbotts.com

SECTION 9.03 Definitions. For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

SECTION 9.04 Interpretation.

(a) Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d) Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Include. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h) Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i) Persons. References to a person are also to its permitted successors and assigns.

(j) Or. Unless otherwise specifically provided herein, the term “or” shall not be deemed to be exclusive.

(k) Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part hereof and are an integral part of this Agreement. Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Disclosure Letters shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of the such Disclosure Letter to which such matter’s application or relevance is reasonably apparent on the face of such matter. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term herein.

(l) Reflected On or Set Forth In. An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation, warranty, covenant or agreement if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or email in ..pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter and the exhibits hereto and other instruments referred to herein, and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties with respect to the Merger. Except (a) after the Effective Time, the rights of the Company’s shareholders and holders of Company Restricted Share Units, Company Performance Units and Other Equity-Based Rights to receive the Merger Consideration and payments pursuant to Article II, and (b) after the Effective Time, for Section 6.09, each Party agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (collectively, the “Financing Source Parties”) shall be express third-party beneficiaries with respect to Section 8.02(d), Section 8.03(d), this Section 9.07, Section 9.08, Section 9.11(b) and Section 9.12 (collectively, the “DFS Provisions”).

SECTION 9.08 Governing Law. This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the laws of the State of Kansas, without regard to principles of conflict of laws, except (a) to the extent any mandatory provisions of the General Business and Corporation Law of the State of Missouri govern and (b) as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void; provided that Parent may make as assignment of its rights (but not its obligations) under this Agreement to any Financing Party without the prior written consent of the Company. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.10 Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. If any Party brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and the date on which such Claim is fully and finally resolved.

SECTION 9.11 Jurisdiction; Venue.

(a) All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the courts of the State of Kansas located in Shawnee County or, if such court disclaims jurisdiction, the U.S. District Court for the District of Kansas, to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 hereof shall be effective service of process for any Claim brought against such Party in any such court.

(b) Notwithstanding anything to the contrary in this Agreement (including this Section 9.11), each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

SECTION 9.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER (INCLUDING ANY PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13 Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.14 Liability of Financing Source Parties. Notwithstanding anything to the contrary contained herein, the Company agrees that neither it nor any other Company Related Party (other than Parent and the Merger Sub) shall have any rights or claims against any Financing Source Parties in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source Parties shall have any rights or claims against any Company Related Party (other than Parent and the Merger Sub) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing under the Debt Letters. In addition, in no event will any Financing Source Parties be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

WESTAR ENERGY, INC.

By:	/s/ Mark A. Ruelle
	Name:	Mark A. Ruelle
	Title:	President and Chief Executive Officer

GREAT PLAINS ENERGY INCORPORATED

By:	/s/ Terry Bassham
	Name:	Terry Bassham
	Title:	Chairman of the Board, President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.01 of Exhibit A:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. Solely for purposes of Sections 4.05, 4.08, and 4.09, the Person set forth on Exhibit A of the Parent Disclosure Letter and any of its Affiliates shall be deemed an Affiliate of Parent.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and all laws, rules, and regulations of any jurisdiction applicable to the Company and its Affiliates concerning or relating to bribery or corruption.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Parent Stock Price” means the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties based on all NYSE trades in Parent Common Stock during the primary trading sessions from 9:30 a.m., New York City time, to 4:00 p.m., New York City time, and not an average of the daily averages) for the twenty consecutive full trading days in which shares of Parent Common Stock are traded on the NYSE ending on, and including, the third trading day immediately preceding the Closing Date. The Average Parent Stock Price shall be calculated to the nearest one-hundredth of one cent.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Topeka, Kansas or New York, New York.

“Claim” means any demand, claim, suit, action, legal proceeding (whether at law or in equity, civil, criminal, administrative or investigative) or arbitration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change-in-control, retention, termination or other material Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand.

“Company Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change-in control, retention or termination plan, program, policy or arrangement or (d) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary for the benefit of any Company Personnel, or for which the Company or any Company Subsidiary has any direct or indirect liability.

“Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Financial Advisor” means any Person set forth in Section 3.20 of the Company Disclosure Letter.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which the Company or any Company Subsidiary operates, including electric generating, transmission or distribution industries (including, in each case, any changes in the operations thereof); (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger, including (i) any action taken by the Company or any Company Subsidiary that is expressly required pursuant to this Agreement, or is consented to by Parent, or any action taken by Parent or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any Claim arising out of or related to this Agreement (including shareholder litigation), (iii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (e) any change or condition affecting the market for commodities, including any change in the price or availability of commodities; (f) any change in and of itself in the market price, credit rating or trading volume of shares of Company Common Stock on the NYSE or any change affecting the ratings or the ratings outlook for the Company or any Company Subsidiary (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect); (g) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; (i) any fact, circumstance, effect, change, event or development resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, electric power, fuel, coal, natural gas, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; (j) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster or severe weather-related event, circumstance or development or (k) any change or effect arising from any requirements imposed by any Governmental Entities as a condition to obtaining the Company Required Statutory Approvals or the Parent Required Statutory Approvals; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (a), (b), (e), (g) and (h) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other entities (if any) engaged in the relevant business in the geographic area affected by such fact, circumstance, effect, change, event or development (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a)–(j) of this definition).

“Company Performance Unit” means any share unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock that are subject to performance-based vesting granted under the Company Stock Plan.

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company Related Party” means the Company, any holder of Company Common Stock and each of their respective Affiliates and their and their respective Affiliates’ Representatives.

“Company Restricted Share Unit” means any share unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock granted that are subject to time-based vesting under the Company Stock Plan.

“Company Stock Plan” means the Long-Term Incentive and Share Award Plan as amended and in effect from time to time.

“Company Union Contracts” means the Contracts set forth in Section 3.10 of the Company Disclosure Letter.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.

“Designated Person” means any Person listed on a Sanctions List.

“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Parent Disclosure Letter.

“Environmental Claim” means any Claim against, or any investigation as to which the Company or any Company Subsidiary has received written notice of, the Company or any Company Subsidiary asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (b)any violation or alleged violation of Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws issued, promulgated by or with any Governmental Entity relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Good Utility Practice” means (a) any of the practices, methods and acts engaged in or approved by a significant portion of the electric generating, transmission or distribution industries, as applicable, during the relevant time period or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over any energy-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means (a) petroleum, coal tar and other hydrocarbons and any derivatives or by-products, coal, coal combustion products, residues, or emissions, fly ash, bottom ash, flue gas desulfurization material, explosive or radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (b) any other chemical, material, substance or waste that is regulated or for which liability or standards of care are imposed under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (d) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Letter and (ii) with respect to the Parent or the Merger Sub, the actual knowledge of the individuals listed in Section 1.01 of the Parent Disclosure Letter.

“Law” means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules and regulations of the NYSE, the FERC, the KCC and the NRC.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Articles of Incorporation Amendment” means the amendment to the Articles of Incorporation of Parent to be filed with the Secretary of State of the State of Missouri to increase the authorized number of capital stock of Parent.

“Parent Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change-in control, retention or termination plan, program, policy or arrangement or (d) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent or any Parent Subsidiary for the benefit of any Parent Personnel, or for which Parent or any Parent Subsidiary has any direct or indirect liability.

“Parent Deferred Share Units” means any director deferred share unit issued pursuant to the Parent Stock Plan.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have (i) a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub’s consummation of, the transactions contemplated by this Agreement or (ii) a material adverse effect on the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided that no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which Parent or any Parent Subsidiary operates, including electric generating, transmission or distribution industries (including, in each case, any changes in the operations thereof); (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure in and of itself by Parent or any Parent Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger, including (i) any action taken by Parent or any Parent Subsidiary that is expressly required pursuant to this Agreement, or is consented to by the Company, or any action taken by the Company or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any Claim arising out of or related to this Agreement (including shareholder litigation), (iii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of the Company or any of its Affiliates as the target of Parent; (e) any change or condition affecting the market for commodities, including any change in the price or availability of commodities; (f) any change in and of itself in the market price, credit rating or trading volume of shares of Parent Common Stock on the NYSE or any change affecting the ratings or the ratings outlook for Parent or any Parent Subsidiary (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect); (g) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; (i) any fact, circumstance, effect, change, event or development resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, electric power, fuel, coal, natural gas, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; (j) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster or severe weather-related event, circumstance or development; (k) any change or effect arising from any requirements imposed by any Governmental Entities as a condition to obtaining the Company Required Statutory Approvals or the Parent Required Statutory Approvals or (l) any failure to obtain the Parent Charter Approval; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (a), (b), (e), (g) and (h) above may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to other entities (if any) engaged in the relevant business in the geographic area affected by such fact, circumstance, effect, change, event or development (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a)–(j) of this definition).

“Parent Personnel” means any current or former director, officer or employee of Parent or any Parent Subsidiary.

“Parent Performance Share Awards” means performance share awards granted pursuant to the Parent Stock Plan payable upon the achievement of certain performance measures.

“Parent Stock Plan” means the Parent Long-Term Incentive and Share Award Plan as amended and in effect from time to time.

“Parent Utility Sub” means Kansas City Power & Light Company, a Missouri corporation.

“Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Regulatory Material Adverse Effect” means any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures that, individually or in the aggregate, would have or would be reasonably likely to have, a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (such that Parent and its Subsidiaries shall include the Company and its Subsidiaries); provided that for this purpose Parent and its Subsidiaries (including the Company and its Subsidiaries) shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Required Financial Information” means, with respect to the Company and its Subsidiaries, all information, financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt or equity securities and of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act (including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and any necessary consents to filing such report in any filings with the SEC) to consummate an offering of secured or unsecured senior notes and/or senior subordinated notes (including pro forma financial information for historical periods) and drafts of comfort letters customary for registered offerings of debt or equity securities or private placements under Rule 144A under the Securities Act by auditors of the Company which such auditors have prepared to issue at the time of pricing of a debt or equity securities offering and the closing thereof upon completion of customary procedures.

“Sanctions” means (a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government and administered by OFAC, (b) economic or financial sanctions imposed, administered or enforced from time to time by the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, and (c) economic or financial sanctions imposed, administered or enforced from time to time by the United Nations Security Council, the European Union, or Her Majesty’s Treasury.

“Sanctioned Country” means a country or territory which is at any time subject to Sanctions.

“Sanctions List” means any of the lists of specially designated nationals or designated persons or entities (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or any similar list maintained by any other U.S. government entity, the United Nations Security Council, the European Union, or Her Majesty’s Treasury, in each case as the same may be amended, supplemented or substituted from time to time.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amended Tax returns relating to Taxes.

“Taxes” means (a) all taxes, customs, tariffs, imposts, levies, duties, other like assessments or charges in the nature of a tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and (b) any liability for any item described in clause (a) payable by reason of Contract, assumption, transferee or successor liability, operation of Law or otherwise, and in each case whether disputed or otherwise.

“Utility Subsidiaries” means the Subsidiaries of the Company set forth in Section 3.19(a) of the Company Disclosure Letter.

Section 1.02 Other Defined Terms. In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section
Agreement	Preamble
Articles of Merger	1.03
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.02(b)(i)
Cash Consideration	2.01(a)(ii)
Certificate	2.02(b)(i)
Closing	1.04
Closing Date	1.04
Commitment Letter	4.10
Company	Preamble
Company Acquisition Agreement	5.03(b)
Company Adverse Recommendation Change	5.03(b)
Company Articles	3.01
Company Board	Recitals
Company Board Recommendation	3.04
Company Bylaws	3.01
Company Common Stock	2.01(a)(i)
Company Disclosure Letter	Article III
Company DRIP	5.01(a)(iv)
Company Employee	6.10(a)
Company Financial Statements	3.06(a)
Company Indemnified Parties	6.09(a)
Company Intervening Event	5.03(f)(iii)
Company Projections	3.22
Company Recommendation Change Notice	5.03(c)
Company Reports	3.06(a)
Company Required Consents	3.05(a)
Company Required Statutory Approvals	3.05(b)(iv)
Company Risk Management Guidelines	5.01(a)(xvii)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(f)(i)
Company Termination Fee	8.02(b)(ii)
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02(b)
Consent	3.05(b)
Continuation Period	6.10(a)
Controlled Group Liability	3.09(d)
Debt Letters	4.10

Term	Section
DFS Provisions	9.07
Dissenting Shares	2.04(a)
Effective Time	1.03
End Date	8.01(b)(i)
Environmental Permit	3.14(a)(i)
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(a)(ii)
FERC	3.05(b)(iv)
Filed Company Contract	3.15(a)
Filing	3.05(b)
Final Order	7.01(b)
Financing	4.10
Financing Parties	5.05(b)
Financing Source Parties	9.07
Form S-4	6.01(a)
FPA	3.05(b)(iv)
GAAP	3.06(a)
HSR Act	3.05(b)(ii)
Insurance Policies	3.18
IRS	3.09(b)
KCC	3.05(b)(iv)
KGCC	1.02
Legal Restraint	7.01(c)
Liens	3.02
Maximum Amount	6.09(c)
Merger	1.02
Merger Consideration	2.01(a)(ii)
Merger Sub	Preamble
NRC	3.05(b)(iv)
Other Equity-Based Right	2.03(c)
Parent	Preamble
Parent Acquisition Agreement	5.04(b)
Parent Adverse Recommendation Change	5.04(b)
Parent Board	Recitals
Parent Board Recommendation	4.04
Parent Charter Approval	4.04
Parent Common Stock	2.01(a)(ii)
Parent Disclosure Letter	Article IV
Parent Equity Securities	4.03(b)
Parent Fiduciary Out Termination Fee	8.02(b)(iii)
Parent Financial Statements	4.06(a)
Parent Intervening Event	5.04(f)(iii)
Parent No Vote Termination Fee	8.02(b)(vi)

Term	Section
Parent Preferred No Par Stock	4.03(a)
Parent Preferred Par Value Stock	4.03(a)
Parent Preference Stock	4.03(a)
Parent Projection	4.17
Parent Recommendation Change Notice	5.04(c)
Parent Reports	4.06(a)
Parent Required Consents	4.05(a)
Parent Required Statutory Approvals	4.05(b)(iii)
Parent Shareholder Approval	4.04
Parent Shareholders Meeting	4.04
Parent Subsidiaries	4.01
Parent Termination Fee	8.02(b)(i)
Parent Takeover Proposal	5.04(f)(i)
Parent Utilities	4.14(b)
Parent Voting Debt	4.03(b)
Parties	Preamble
Preferred Stock	3.03(a)
Proceedings	5.02
Proxy Statement/Prospectus	6.01(a)
PUHCA 2005	3.19(a)
Representatives	5.03(a)
Represented Employee	6.10(b)
Required Consents	4.05(a)
Required Statutory Approvals	4.05(b)(iii)
SEC	3.05(b)(i)
Securities Act	3.05(b)(i)
Stock Consideration	2.01(a)(ii)
Substitute Financing	5.05(e)
Superior Company Proposal	5.03(f)(ii)
Superior Parent Proposal	5.04(f)(ii)
Surviving Corporation	1.02
Takeover Statute	3.13
Transaction Litigation	6.04
WARN	3.10
Willful Breach	8.02(e)

EXHIBIT B

Parent agrees that the initial application submitted to the Kansas Corporation Commission with respect to the Merger will include specific commitments and agreements consistent with the items set forth below.

Although the Merger is not subject to an approval proceeding in Missouri, Parent would expect to make similar commitments and agreements for the benefit of the Missouri customers of its utility subsidiaries in the context of future rate case proceedings of its utility subsidiaries before the Missouri Public Service Commission.

1.	Customer rates

a.	Transaction costs and acquisition premium – Parent will agree not to seek rate recovery of any transaction costs (including advisory fees), acquisition premiums, goodwill or control premiums or fees incurred in connection with the transaction.

b.	Rate case filing plans – Parent plans, consistent with its current business plan for its electric utilities, to file general rate proceedings for each of those electric utilities and anticipates filing a general rate proceeding for the acquired utility subsidiaries consistent with its current business plans.

c.	Allocation of costs among affiliates – Parent agrees that each of its utility subsidiaries will provide an updated cost allocation manual to the Kansas Corporation Commission explaining the basis of allocation factors used to assign costs to each utility, and will further agree that the Kansas Corporation Commission may examine accounting records of its affiliates to determine the reasonableness of such allocation factors and cost assignments.

2.	Financial integrity

a.	Protection from adverse capital cost impacts – Parent will agree that its subsidiary utilities’ capital costs used to set rates shall not increase as a result of the transaction.

b.	Transaction financing – Parent will agree that its subsidiaries’ utility customers shall not bear any financing costs associated with the transaction, including, but not limited to, any interest expense associated with any debt issued to finance the transaction and any replacement or refinancing of such debt.

c.	Capital structures of Parent and utility subsidiaries – Parent and its utility subsidiaries will maintain separate capital structures to finance the activities and operations of each entity unless otherwise approved by the Kansas Corporation Commission. Parent and its utility subsidiaries will maintain separate debt, which is separately rated by national credit rating agencies, so that none will be responsible for the debts of affiliated companies and separate preferred stock, if any, unless otherwise authorized by the Kansas Corporation Commission. Parent and its utility subsidiaries will maintain investment grade credit ratings.

1

d.	Other financing-related matters – Parent will agree that utility subsidiaries shall not guarantee notes (or enter into make-well agreements, etc.) of one another, or Parent or any of Parent’s other affiliates, absent prior approval of the Kansas Corporation Commission; that no utility stock or assets shall be pledged as collateral for obligations of any entity other than the utility absent prior approval of the Kansas Corporation Commission; and that each utility subsidiary shall be held harmless from any business and financial risk exposures associated with another utility subsidiary, Parent or its other affiliates.

3.	Capital requirements – Parent acknowledges that its utility subsidiaries (existing and proposed) need significant amounts of capital to invest in energy supply and delivery infrastructure (including, but not limited to, renewable energy resources and other environmental sustainability initiatives such as energy efficiency and demand response programs) and acknowledges that meeting these capital requirements of its utility subsidiaries will be considered a high priority by Parent’s board of directors and executive management and that Parent’s access to capital post-transaction will permit it and its utility subsidiaries to satisfy all of such capital requirements.

4.	Service quality and reliability – Parent will agree to reasonable conditions, including compliance with KCC standards issued in Docket No. 02-GIME-365-GIE, regarding customer service quality and reliability reporting.

5.	Books, records and information – Parent agrees that it and its utility subsidiaries and other affiliates will maintain separate books and records and that Parent will agree to reasonable conditions regarding access by regulators to information, books and records.

6.	Collective bargaining – Parent will honor all existing collective bargaining agreements.

7.	Low-income assistance – Parent will agree that each of its utility subsidiaries will maintain and promote low-income assistance programs consistent with those in place prior to the transaction.

8.	Charitable and community involvement – Parent will maintain aggregate Kansas charitable contributions and community support at 2015 levels for at least five years after closing of the transaction.

2